Filed Pursuant to Rule 424(b)(2)
Registration File No. 333-139012
PROSPECTUS SUPPLEMENT
(to Prospectus dated December 15, 2006)

1,400,000 Shares

DOUBLE EAGLE PETROLEUM CO.
9.25% Series A Cumulative Preferred Stock
Liquidation Preference $25.00 Per Share

We are offering 1,400,000 shares of our 9.25% Series A Cumulative Preferred Stock, par value $0.10 per share, which we refer to in this prospectus supplement as the “Series A Preferred Stock”. We will pay cumulative dividends on the Series A Preferred Stock from, but excluding, the date of original issuance in the amount of $2.3125 per share each year, which is equivalent to 9.25% of the $25.00 liquidation preference per share. If the Series A Preferred Stock, however, is not subject to a “national market listing,” as defined in this prospectus supplement, or if we fail to pay cash dividends on the outstanding Series A Preferred Stock in full for any six consecutive or non-consecutive quarters, investors will be entitled to receive cumulative cash dividends at the increased rate of 12.00% per annum of the $25.00 liquidation preference (equivalent to $3.00 per annum per share) as outlined in this prospectus supplement. Dividends on the Series A Preferred Stock will be payable quarterly in arrears, beginning on September 30, 2007. We will pro-rate the September 30, 2007 dividend payment based on the actual number of days the Series A Preferred Stock is outstanding during the third quarter.

Investors in our Series A Preferred Stock generally will have no voting rights but will have limited voting rights if we fail to pay dividends for six or more quarters and under certain other circumstances, which are described in this prospectus supplement under “Description of Series A Preferred Stock — Voting Rights.”

We may not redeem the Series A Preferred Stock before June 30, 2012, except as described below. On or after June 30, 2012, we may, at our option, redeem the Series A Preferred Stock, in whole or in part, by paying $25.00 per share, plus any accrued and unpaid dividends to the redemption date. If at any time a “Change of Ownership or Control,” as defined in this prospectus supplement, occurs, we will redeem or, in the event we are acquired by a “Qualifying Public Company,” such Qualifying Public Company will have the right to redeem, the Series A Preferred Stock, in whole but not in part, within 90 days after the date on which the Change of Ownership or Control has occurred at specified redemption amounts, as set forth in this prospectus supplement, as of the redemption date. Our Series A Preferred Stock has no stated maturity, will not be subject to any sinking fund or other mandatory redemption and will not be convertible into any of our other securities.

There is currently no public market for our Series A Preferred Stock. Our shares of Series A Preferred Stock have been accepted for trading on the NASDAQ Capital Market under the symbol “DBLEP”. We expect trading of the Series A Preferred Stock to commence July 3, 2007, on a when-issued basis.

Investing in our Series A Preferred Stock involves risks. See “Risk Factors” beginning on page S-15 of this prospectus supplement.

	Per Share	Total

Public offering price	$25.000	$35,000,000
Underwriting discounts and commissions(1)	$0.875	$1,225,000
Proceeds, before expenses, to us	$24.125	$33,775,000

(1)	Excludes advisory fees of 1.50% ($0.3750 per share and $525,000 in total) payable to the Underwriter.

We expect that the Series A Preferred Stock will be ready for delivery in book-entry form through The Depository Trust Company on or about July 5, 2007.

We have granted to the underwriter a 30-day option to purchase up to an additional 210,000 shares of Series A Preferred Stock from us on the same terms and conditions as set forth above, less applicable underwriting discounts, commissions and advisory fees.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Ferris, Baker Watts
Incorporated

The date of this prospectus supplement is June 29, 2007.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and accompanying prospectus are part of a registration statement on Form S-3 (File No. 333-139012) that we filed with the Securities and Exchange Commission, or the SEC, utilizing a shelf registration process and that was declared effective on December 15, 2006. Under the shelf registration process, of which this offering is a part, we may, from time to time, sell an indeterminate amount of common stock, warrants, common stock purchase contracts, stock purchase units, preferred stock or debt securities, up to a total dollar amount of $200,000,000.

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Series A Preferred Stock being offered by us, and also adds, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus dated December 15, 2006, gives more general information, some of which may not apply to this offering of the Series A Preferred Stock. To the extent that the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement controls. You should read the entire prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

You should rely only on the information incorporated by reference or provided in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. This prospectus supplement and the accompanying prospectus are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus supplement and the accompanying prospectus or in any document incorporated by reference in this prospectus or any accompanying prospectus supplement is accurate as of any date other than the date of this document.

Unless otherwise stated, information in this prospectus supplement assumes that the underwriter will not exercise the over-allotment option to purchase additional shares of our preferred stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than historical facts, including, without limitation, statements regarding our future financial position, business strategy, projected revenues, earnings, costs, capital expenditures and debt levels, and plans and objectives of management for future operations, are forward-looking statements. When used in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference, words such as we “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. Except as otherwise specifically indicated, these statements assume that no significant change will occur in the operation environment for oil and gas properties and that there will be no material acquisitions or divestitures except as otherwise described.

The forward-looking statements in this report are subject to all the risks and uncertainties, which are described in this document, that may affect our future operating results and financial condition. These are described in this prospectus supplement beginning on page S-15. Some, but not all, of the risks and uncertainties include:

•	Our ability to continue to develop our coal bed methane projects in the Atlantic Rim;

•	Our ability to obtain, or a decline in, oil or gas production, or a decline in oil or gas prices;

•	Incorrect estimates of required capital expenditures;

•	Increases in the cost of drilling, completion and gas collection or other costs of production and operations;

•	Our ability to meet growth projections;

ii

•	The amount and timing of capital deployment in new investment opportunities;

•	The volumes of production from our oil and gas development properties, which may be dependent upon issuance by federal, state, and tribal governments, or agencies thereof, of drilling, environmental and other permits, and the availability of specialized contractors, work force, and equipment;

•	Our future capital requirements and availability of financing;

•	Our ability to successfully integrate and profitably operate any future acquisitions;

•	The possibility that we may be required to take impairment charges to reduce the carrying value of some of our long-lived assets when indicators of impairment emerge;

•	Numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and actual future production rates and associated costs;

•	Our ability to remedy any deficiencies that may be identified in the review of our internal controls;

•	General economic and political conditions, including tax rates or policies and inflation rates;

•	Changes in or compliance with laws and regulations, particularly those relating to taxation, safety and protection of the environment;

•	Weather and other natural phenomena;

•	Industry and market changes, including the impact of consolidations and changes in competition;

•	The effect of accounting policies issued periodically by accounting standard-setting bodies;

•	The actions of third party co-owners of interest in properties in which we also own an interest;

•	The cost and effects on our business, including insurance, resulting from terrorist actions or natural disasters and responses to such actions or events; and

•	The outcome of any future litigation or similar disputes and the impact on any such outcome or related settlements.

We may also make material acquisitions or divestitures or enter into financing transactions. None of these events can be predicted with certainty and are not taken into consideration in the forward-looking statements.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. We assume no obligation to update publicly any such forward-looking statements in this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference, whether as a result of new information, future events, or otherwise.

iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us. This summary is not complete and does not contain all of the information that you should consider before investing in our Series A Preferred Stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, including the “Risk Factors” section and the financial statements and related notes, before making an investment decision in our Series A Preferred Stock. Unless the context requires otherwise or unless otherwise noted, all references in this prospectus supplement or the accompanying prospectus to “Company,” “Double Eagle”, “we,” “us,” and “our” are to Double Eagle Petroleum Co. and its subsidiary.

About the Company

We are an independent energy company engaged in the exploration, development, and production of natural gas and crude oil primarily in the Rocky Mountain Basins of the western United States. Our principal producing properties are located in southwestern Wyoming. We have tight gas reserves and production in the Pinedale Anticline and coal bed methane (“CBM”) reserves and production in the Eastern Washakie Basin.

For the three months ended March 31, 2007, our average daily net production was 8,506 Mcfe, with operated properties accounting for a net average daily rate of 4,054 Mcfe and non-operated properties accounting for a net average daily rate of 4,452 Mcfe.

As of June 1, 2007, we owned interests in a total of 726 producing wells. We have an interest in 527,453 gross acres (270,594 net acres), of which 404,712 gross acres (265,261 net acres) are undeveloped.

As of December 31, 2006, we had estimated proved reserves of 48.5 Bcf of natural gas and .360 MMBbl of oil, or a total of 50.7 Bcfe, with a pre-tax PV-10 value of approximately $67.6 million. Of these reserves, 96% were natural gas and 4% were oil. Our reserve estimates change continuously and are evaluated by us annually. Changes in the market price of natural gas, as well as the effects of acquisitions, dispositions and exploratory development activities may have a significant effect on the quantities and future values of our reserves.

Double Eagle was incorporated under Wyoming law on January 13, 1972, and reincorporated under Maryland law in February 2001. The Company’s common stock has been publicly traded on The NASDAQ Stock Market under the symbol “DBLE” since 1995, and since December 2006, has been traded on The NASDAQ Global Select Market. Our principal executive offices are located at 777 Overland Trail (PO Box 766), Casper, WY 82602; telephone (307) 237-9330. Our website is www.dble.us. Information on our website is not a part of this prospectus supplement or the accompanying prospectus.

Business Strategy

Our objective is to increase stockholder value by pursuing our corporate strategy of:

•	economically growing reserves and production through the development of our existing properties;

•	selectively pursuing high potential exploration projects where we have accumulated detailed geological knowledge; and

•	selectively pursuing strategic acquisitions that may expand or complement our existing operations.

Our focus is in areas where our geological and managerial expertise can provide us with competitive advantages. We intend to grow our reserves and production through our current areas of production and development, which are as follows:

•	The Atlantic Rim in southwestern Wyoming. Our current areas of development included within the Atlantic Rim are the Cow Creek Field (14 operated wells producing approximately 52% of our total production for March 2007, in which Double Eagle has a current working interest of 100%), the Sun Dog Unit (12 non-operated wells, in which we have a current working interest of 4.54%), and the Doty Mountain Unit (46 non-operated wells, in which we have a current working interest of 20.55%). We intend to continue new coal bed gas development and enhancement of field facilities on our operated and non-operated properties in this area. During the recent past, we have been restricted from additional drilling in this area until release of the final Atlantic Rim Environmental Impact Study, which we refer to as the Atlantic Rim EIS. In May 2007, the final Record of Decision for the Atlantic Rim EIS was issued, which allowed us and other operators in the Atlantic Rim to move forward with additional CBM drilling. At that time, we had planned to commence additional CBM drilling beginning July 15, 2007. However, two appeals and one notice of appeal, as well as requests for stay actions on the planned drilling operations, were recently filed by parties opposing the final Record of Decision for the Atlantic Rim EIS. As a result, we have postponed the beginning of our drilling operations in the Atlantic Rim until at least August 1, 2007. At this time, it is uncertain whether the Company will be able to commence the planned Atlantic Rim CBM drilling in the near future or whether there will be a longer litigation process between the BLM and the appealing parties.

•	The Green River Basin in southwestern Wyoming. We are continuing our participation with the operator, Questar Corp., in the development of the Mesa Field on the Pinedale Anticline (75 non-operated wells producing approximately 28% of our total production during March 2007), in which Double Eagle has interests varying from 0.312% overriding royalty interest, or ORRI, in the Mesa A Unit to working interests ranging from 8.00% to 12.50% in the Mesa B Unit, depending on depth, to a 6.40% carried working interest in the Mesa C Unit.

•	The Wind River Basin in central Wyoming. This area includes our non-operated properties in the Madden Field (including our interest in the Lost Cabin Sour Gas Plant) and the South Sand Draw (22 non-operated wells producing approximately 9% of our total production during March 2007).

We intend to selectively pursue acquisitions that are strategic to our core areas of operation. Although we have historically grown our reserves and production organically without acquisitions, we continue to evaluate acquisition opportunities that complement our existing operations, offer economies of scale and provide further development, exploitation and exploration opportunities. In addition to potential acquisitions, we may also divest certain non-core assets.

Competitive Strengths

We believe we are well positioned to execute our business strategy based on the following competitive strengths:

Experienced Management:  The Company’s officers have experience in finding, exploiting, and developing reserves and operating companies. Stephen H. Hollis, our Chief Executive Officer and President, is a geologist and has been active in the oil and gas business for over 30 years. He has been the Chairman and Chief Executive Officer of Double Eagle since 1994, and before that was a vice president of the Company since 1989. Prior to joining Double Eagle, Mr. Hollis had founded Hollis Oil & Gas Co., and had been a geologist with Marathon Oil Company. Lonnie R. Brock, our Chief Financial Officer, has extensive financial experience with public businesses, including 18 years of oil and gas experience during which he has raised over $1.2 billion. C.K. Adams, our Vice President of Engineering and Production, has over forty years of experience in drilling, completion, producing facilities design, construction and management of oil and gas operations. D. Steven Degenfelder, our Vice President of Land, has held various land management positions with oil and gas companies since 1979. As a group, the officers hold a significant equity position in the Company (approximately 9% of our outstanding common stock as of March 31, 2007), which we believe aligns management’s interests with those of our common shareholders.

Drilling and Exploitation Opportunities:  During 2002 and 2003, we drilled 14 successful coal bed methane gas wells, which were producing an aggregate of 5.6 MMcf per day as of June 15, 2007, in the Catalina Unit. The Company is waiting for the opportunity to begin a CBM drilling program of up to 268 wells (110 net to Double Eagle) in the Catalina Unit of the Atlantic Rim in Wyoming. Although the final Record of Decision on the Atlantic Rim EIS was issued in May 2007, two appeals and one notice of appeal have been filed, and the ability of Double Eagle and other operators to drill in the Atlantic Rim is contingent on the outcome of the appeals and requests for stays that were recently filed by three parties. As indicated above, we have agreed to delay commencement of our new CBM drilling in the Atlantic Rim until at least August 1, 2007, and it is uncertain when or if we will be able to proceed with part or all of that program. In addition, Anadarko Petroleum Corporation and Warren Resources, Inc.

had announced that they planned to drill up to an additional 69 coal bed methane wells in the Sun Dog Unit, which is adjacent to and east of the Catalina Unit, in the second half of 2007, and in which there are currently 12 producing wells; however, they are subject to the same uncertainties as we are concerning the Atlantic Rim drilling. Our ability to drill in the Atlantic Rim for both us and the other operators is contingent on the outcome of the appeals and requests for stays that have been filed by third parties (see “Risk Factors” beginning on page S-15).

Because we are not the operator in the Pinedale Anticline Mesa Units, we must rely on statements made by the operator (Questar) related to estimating expected completion and drilling activity in 2007. The operator has informed us that the seven remaining wells that were drilled in late 2006 will be completed and hooked up in 2007. We believe that 15 to 20 wells in which we have an interest will be drilled in the Pinedale Anticline Mesa Units in 2007.

Significant Inventory of Unproved Acreage:  As of March 31, 2007, the Company has leased 174,363 gross acres (172,801 net to Double Eagle) in the Huntington Valley in Elko and White Pine Counties, Nevada. This area was chosen because of the excellent hydrocarbon source rock in both the Tertiary and Paleozoic rocks and high heat flow to generate natural gas, as well as certain natural gas shows incurred in limited previous drilling. This, combined with the indication that a mid-basin structural high area exists, made the open acreage position look attractive. We believe that at least one exploratory well will be drilled in the basin in 2007 by another operator and that we will participate to some extent in the well, which we believe will commence drilling in late July 2007.

Christmas Meadows is a structural dome in the southwest corner of the prolific Green River Basin, in Summit County, Utah. The dome is overlain by the Wyoming Overthrust Belt and the North Flank Thrust of the Uinta Mountains. Prospective formations range from 4,000 to 23,000 feet, and range in age from Mississippian to Cretaceous. Source rocks, reservoir rocks, structural timing, seal, and structure all remain to be determined through the drill bit. The first well drilled by the Company at Christmas Meadows, Table Top Unit #1, did not find reservoir rocks with sufficient permeability in the Cretaceous formation. On February 26, 2007, the Table Top Unit #1 well at the Christmas Meadows Prospect was at 15,760 feet when it was decided that it would be plugged back to a depth of 11,393 feet. In the fall of 2007, we plan to get a larger rig and continue down to test the Nugget sandstones at approximately 18,000 feet. We will also consider the possibility of attempting to drill to test the Madison carbonates at a depth of approximately 23,000 feet. Having met the obligation for the Unit test, the 41,237 gross acres of Christmas Meadows leases, in which Double Eagle has an approximate 31.26% working interest, will have at least two years of term remaining.

Emphasis on Gas Reserves:  Our production volume for 2006 was 97% natural gas and 3% oil. Our proved reserves as of December 31, 2006 were 96% natural gas and 4% oil. Although we continue to maintain a portion of our reserves in oil, we believe that the long-term outlook for natural gas is very favorable and intend to focus our activities primarily on the development and expansion of our natural gas reserves.

13-Mile Gas Pipeline:  In January 2006, we began transporting gas through our gas pipeline, which was constructed in late 2005 and connects the Cow Creek Field with the pipeline system owned by Southern Star Central Gas Pipeline, Inc. The 13-mile pipeline provides us with full access to the interstate gas pipeline system from southern Wyoming, and also provides us with the ability to move third party gas. The pipeline is expected to provide reliable transportation for future development by us in the Atlantic Rim Area.

Recent Developments

Recent Activities:  Through unitization, in late 2006, we acquired an interest in the Madden Sour Gas Participating Area in the Madden Deep Unit, as well as an interest in the Lost Cabin Gas Processing Plant, at an initial cost of approximately $2.5 million. During the quarter ended March 31, 2007, our average daily production attributable to this property was 652 Mcfe, and the property added approximately 6.5 Bcfe of proved developed reserves as of December 31, 2006.

At South Fillmore, where Double Eagle drilled and completed the PH State 16-1 at a depth of 8,155 feet in August 2006, another well has been drilled and production casing run at a depth of 8,646 feet to the Mesaverde Sandstone during June 2007. This well, in which Double Eagle has a 50% working interest, is waiting for a completion rig.

Planned Activities:  If the final Record of Decision for the Atlantic Rim EIS remains in our favor, we plan to drill the first of 34 additional CBM wells in the Catalina Unit in 2007. After drilling these wells, we will have a 73.84% working interest in these wells and in the original 14 Cow Creek wells, all 48 of which will be part of the Catalina Unit. Additionally, we would expect to participate in the drilling of approximately 69 planned CBM wells in the Sun Dog Unit of the Atlantic Rim subsequent to resolution of the Atlantic Rim EIS issues. After the drilling of these wells, we will have an 8.43% working interest in these wells and in the original 12 Sun Dog wells, all 81 of which will be part of the Sun Dog Unit. Anadarko Petroleum is the operator of the Sun Dog Unit.

In Huntington Valley, Elko County, Nevada, we have a 70% working interest in a well to be commenced in late July to a target depth of 7,000 feet. This well will be the first test well to be drilled on our Nevada acreage.

At our Cow Creek Deep #2 well, where we have drilled and run casing to 9,922 feet in 2006, we are currently attempting to locate a rig to drill the test to a total depth of 12,100 feet in late summer or fall of 2007.

First Quarter 2007 Results:  Following are summary comments of our performance in several key areas during the quarter ended March 31, 2007:

Average Daily Production:  During the quarter ended March 31, 2007, average daily production increased 19% to 8,506 Mcfe, as compared to 7,121 Mcfe during the first quarter 2006. The increase in production is due largely to increased production at the Atlantic Rim Units and the receipt of the first production from the Madden Deep Unit, partially offset by decreased production at the Pinedale Anticline.

Atlantic Rim.  During the quarter ended March 31, 2007, average daily production at the Atlantic Rim increased 24% to 4,677 Mcfe, as compared to 3,767 Mcfe during the same prior year period, due largely to increased production at Cow Creek and the recognition of revenues at the Doty Mountain and Sun Dog Units. Average daily production at Cow Creek increased 8% to 4,054 Mcfe, as compared to 3,767 Mcfe during the same prior year period. The Cow Creek Field experienced operational issues due to severe winter weather, which resulted in workovers during the first quarter of 2007 and the beginning of the second quarter. Thus, production at Cow Creek further increased as a result of the workovers being completed during the second quarter of 2007. We began receiving and selling our share of Doty Mountain production in mid-2006. Currently, we are in an under-produced position (approximately 265 MMcf due Double Eagle at March 31, 2007) for (i) prior years’ production at the Doty Mountain Unit; and (ii) prior years’ and current year’s production at the Sun Dog Unit. We believe we can make up the entire balance over the course of the next 12 months.

Pinedale Anticline.  During the quarter ended March 31, 2007, average daily production at Pinedale decreased 5% to 2,557 Mcfe, as compared to 2,681 Mcfe in the prior year. While the Mesa decreases are the result of normal production declines, the operator at the Mesa Units has informed us that it intends to continue new drilling projects in 2007 to better maintain or increase production levels. There are also additional wells to be hooked up in 2007 that were drilled in late 2006.

Oil and Gas Sales:  During the quarter ended March 31, 2007, oil and gas sales increased to approximately $4,616,000, as compared to $4,593,000 during the same prior year period. Total revenue was impacted largely by increased volumes (as discussed above), offset almost entirely by lower average gas prices. During the quarter ended March 31, 2007, average gas prices per Mcf decreased 16%, from $7.17 to $6.03, when compared to the quarter ended March 31, 2006, due primarily to the effects the severe hurricane season in late 2005 had on the availability of natural gas in early 2006.

Financial Position:  Information about our financial position is presented in the following table for the periods indicated ($000s):

	March 31,	December 31,
	2007	2006
	(Unaudited)

Financial Position Summary
Cash and cash equivalents	$323	$611
Working capital	$(5,083)	$(7,006)
Line of credit outstanding	$8,901	$13,221
Stockholders’ equity	$43,396	$33,042
Ratios
Long-term debt to total capital ratio	17.0%	28.6%
Total debt to equity ratio	20.5%	40.0%

During the quarter ended March 31, 2007, our working capital deficit decreased by approximately $1,923,000 to $5,083,000 due primarily to a decrease in accounts payable largely related to the Christmas Meadows project. Additionally, we often maintain a working capital deficit due to (i) an agreement with our bank which allows us to apply any available cash balances to the outstanding line of credit on a daily basis, thereby minimizing our interest expense; and (ii) our exploration and development activities normally generate accounts payable related to properties, thus the asset side of the entries go to long-term classification in Oil and Gas Properties and Equipment.

2007 2nd Quarter Operations:  The Cow Creek Field experienced operational issues due to severe winter weather, which resulted in unscheduled workovers during the first quarter of 2007 and the beginning of the second quarter. Thus, we expected production at Cow Creek to increase when the workovers were completed during the second quarter, and that has occurred, with production at June 15 being approximately 5.6 MMcfe per day. However, April and May production at the Cow Creek Field was significantly lower than early June levels, with April at 3.6 MMcfe per day and May estimated at approximately 4.0 MMcfe per day. When coupled with the extremely low natural gas prices that have been encountered in the Rockies during the second quarter, we would expect the second quarter 2007 results of operations, as well as the six months ending June 30, 2007, to be a net loss, with improvement anticipated in the results of operations during the third and fourth quarters of 2007.

Natural gas prices in the Rockies have historically been subject to widely fluctuating basis differentials, with Wyoming prices sometimes being significantly lower than the quoted national markets. Although, as noted under Contracted Volumes below, we do sell a portion of our production forward at fixed prices in an attempt to avoid some of these large fluctuations. That portion of our gas that is not committed to forward sales contracts is generally sold at Wyoming spot or index delivery prices. The spot or index prices at Wyoming delivery points typically differ from those at other delivery points throughout the country, such as Henry Hub. This difference is referred to as the “basis differential”. During the first quarter of 2007, the basis differential between Henry Hub and CIG (our most significant delivery point in Wyoming) averaged approximately ($1.43) per Mcf, with the average sales price for CIG in the first quarter of 2007 being $5.60. For the first quarter of 2007, we had 5.0 MMcfe per day of our production sold forward at an average contract price of $5.96. During the first two months of the second quarter of 2007, the basis differential between Henry Hub and CIG averaged approximately ($3.55), with the average sales price for CIG in April and May of 2007 being $4.06. For April and May of 2007, we had 3.0 MMcfe per day of our production sold forward at an average contract price of $6.03. For June of 2007, we have 4.0 MMcfe per day of our production sold forward at an average contract price of $5.89. As of July 1, 2007, we have 6.0 MMcfe per day of our production sold forward at an average contract price of $5.82. Because Wyoming production is not receiving the benefit of the higher recent natural gas prices found elsewhere in the country, it is our intent to maintain forward contracted sales volumes of at least 5.0 MMcfe per day. At July 1, 2007, the contracted volumes of 6.0 MMcfe per day are expected to represent approximately 67% of our average daily production.

The start-up of the second leg of the Rocky Mountain Express Pipeline (“REX”) is scheduled for January 2008. The second phase of REX is anticipated to open up gas markets in the Midwest, and is expected to decrease the basis differential received for gas produced in the Rockies. However, the Company cannot control or predict the pace of development of REX, which is not affiliated with the Company and there is no assurance that a decrease in the basis differential will occur upon start-up of the second leg of REX or at any other time. In subsequent years,

REX is expected to be built further east and when completed, projected for June of 2009, supply gas from the west to as far as the northeast states.

Credit Line:  On June 14, 2007, we received approval from our bank to increase our borrowing base on our $50 million revolving line of credit from $25 million to $35 million. As of March 31, 2007, we had $8.9 million outstanding on this loan agreement (approximately $16 million outstanding at June 25, 2007), the proceeds of which were used to fund drilling activities. We may increase our borrowing activity as necessary to fund additional drilling activities in the future.

Contracted Volumes:  Although we do not currently hedge our production prices, we have entered into various fixed delivery contracts for a large percentage of the production from our Cow Creek and Pinedale fields, allowing us to effectively “lock in” a portion of our future production of natural gas at prices which we consider favorable. As of March 31, 2007, we had sales delivery contracts in effect for approximately 35% of our first quarter 2007 average daily production (volume and daily production are expressed in Mcf):

	Remaining
	Contractual	Daily		Fixed
Property	Volume	Production	Term	Price/Mcf

Cow Creek	91,000	1,000	07/06-06/07	$5.94
	91,000	1,000	07/06-06/07	$6.32
	214,000	1,000	11/06-10/07	$5.84

Company Total	396,000

Subsequent to March 31, 2007, we entered into new fixed delivery contracts that increased our commitments under contract to approximately 71% of our first quarter 2007 average daily production (volume and daily production are expressed in Mcf):

	Remaining
	Contractual	Daily		Fixed
Property	Volume	Production	Term	Price/Mcf

Cow Creek	730,000	1,000	06/07-05/09	$5.47
	1,460,000	2,000	07/07-06/09	$5.69
	730,000	1,000	07/07-06/09	$5.84
Pinedale	730,000	1,000	07/07-06/09	$6.41

Company Total	3,650,000

Additionally, all of the above Cow Creek contracted production volumes flow through our pipeline and are subject to a transportation agreement for which we receive a third party fee per Mcf.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the Series A Preferred Stock, see “Description of Series A Preferred Stock” beginning on page S-22 of this prospectus supplement and “Description of Capital Stock” beginning on page 14 of the accompanying prospectus.

Issuer	Double Eagle Petroleum Co.

Securities offered	1,400,000 shares of 9.25% Series A Cumulative Preferred Stock, which we refer to as the Series A Preferred Stock. We may sell up to 210,000 additional shares of Series A Preferred Stock upon exercise of the underwriter’s option.

Dividends	Holders of the Series A Preferred Stock will be entitled to receive, when and as declared by the board of directors, out of funds legally available for the payment of dividends, cumulative cash dividends on the Series A Preferred Stock at a rate of 9.25% per annum of the $25.00 liquidation preference (equivalent to $2.3125 per annum per share). However, under certain conditions of our non-payment of dividends on the Series A Preferred Stock or if the Series A Preferred Stock is no longer subject to a national market listing, the dividend rate on the Series A Preferred Stock may increase to 12.00% per annum. We will pro-rate the September 30, 2007 dividend payment based on the actual number of days the Series A Preferred Stock is outstanding for the third quarter. Commencing on September 30, 2007, dividends will be payable quarterly in arrears on or about the last calendar day of each March, June, September and December.

Dividends on the Series A Preferred Stock will accrue regardless of whether:

• our agreements, including our credit facilities, at any time prohibit the current payment of dividends;

• we have earnings;

• there are funds legally available for the payment of such dividends; or

• such dividends are authorized by our board of directors.

All of our dividends on the shares of Series A Preferred Stock will be credited to the previously accrued dividends on the shares of Series A Preferred Stock. We will credit any dividends made on the Series A Preferred Stock first to the earliest accrued and unpaid dividend due.

Penalties as a result of our failure to maintain a national market listing	If we fail to maintain a listing or quotation of the Series A Preferred Stock on the New York Stock Exchange, American Stock Exchange LLC or The NASDAQ Global, Global Select or Capital Market, or a comparable national exchange, which we refer to collectively in this prospectus supplement as a “national market listing,” for 180 days or more, then (i) the annual dividend rate on the Series A Preferred Stock will be increased to 12.00% per annum commencing on the 181st day of no national market listing; and (ii) the holders of Series A Preferred Stock, voting separately as a class with holders of all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable, will have the right to elect two directors to serve on our board of directors in addition to those directors then serving on the board of directors. Such increased dividend rate and director service will continue for so long as there is no national market listing of the Series A Preferred Stock.

Penalties as a result of failure to pay dividends	If cash dividends on the outstanding Series A Preferred Stock are not paid in full for any six consecutive or non-consecutive quarters; then, until we have paid all accumulated and unpaid dividends on the shares of our Series A Preferred Stock in full (i) the annual dividend rate on the Series A Preferred Stock will be increased to 12.00% per annum, which we refer to as the “Penalty Rate,” commencing on the first day after the sixth missed quarterly payment; (ii) if we do not pay dividends in cash, dividends on the Series A Preferred Stock, including all accrued but unpaid dividends, will be paid either (a) if our common stock is then subject to a national market listing, in the form of fully-tradable registered common stock of our Company (based on the then prior 10-day weighted average daily trading price ending on the business day immediately preceding the payment) and cash in lieu of any fractional share, or (b) if our common stock is not then subject to a national market listing, in the form of additional shares of Series A Preferred Stock with a liquidation value equal to the amount of the dividend and cash in lieu of any fractional share; and (iii) the holders of Series A Preferred Stock, voting separately as a class with holders of all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable, will have the right to elect two directors to serve on our board of directors, in addition to those directors then serving on our board of directors, until we have paid all dividends on the shares of our Series A Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full. When we have paid cash dividends at the Penalty Rate for an additional two consecutive quarters, the dividend rate will be restored to the stated rate and the foregoing provisions will not be applicable, unless we again fail to pay a dividend for any future quarter.

Special redemption upon change of ownership or control	Following a “Change of Ownership or Control” of us by a person or entity other than by a “Qualifying Public Company,” we (or the acquiring entity) will be required to redeem the Series A Preferred Stock, in whole but not in part, within 90 days after the date on which the Change of Ownership or Control has occurred, for cash at the following price per share, plus accrued and unpaid dividends (whether or not declared), up to the redemption date:

Redemption Date
on or Before	Redemption Price

June 30, 2008	$26.00
June 30, 2009	$25.75
June 30, 2010	$25.50
June 30, 2011	$25.25
June 30, 2012 or thereafter	$25.00

A Change of Ownership or Control of us by a Qualifying Public Company will not require a mandatory redemption of the Series A Preferred Stock, but such Qualifying Public Company will have the right for a period of 90 days after a Change of Ownership or Control to redeem the Series A Preferred Stock pursuant to the special redemption provisions listed above.

To see how we define “Change of Ownership or Control” and “Qualifying Public Company” for this purpose, see “Description of Series A Preferred Stock — Redemption — Special Redemption upon Change of Ownership or Control” below.

Ranking	The Series A Preferred Stock will rank (i) senior to our common stock and any other equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank junior to such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “junior shares”; (ii) equal to any shares of equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on par with such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “parity shares”; (iii) junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank senior to such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock), referred to as “senior shares”; and (iv) junior to all our existing and future indebtedness.

Liquidation preference	If we liquidate, dissolve or wind up our operations, the holders of our Series A Preferred Stock will have the right to receive $25.00 per share, plus all accrued and unpaid dividends (whether or not earned or declared) to and including the date of payment, before any payments are made to the holders of our common stock and any other of our junior shares. The rights of the holders of the Series A Preferred Stock to receive the liquidation preference will be subject to the proportionate rights of holders of each other future series or class of parity shares.

No maturity or mandatory redemption	The Series A Preferred Stock does not have any stated maturity date and will not be subject to any sinking fund or mandatory redemption provisions, except, under some circumstances upon a Change of Ownership or Control as described above. Accordingly, the shares of Series A Preferred Stock will remain outstanding indefinitely unless we decide to redeem them or purchase all or a portion of the shares in the open market. We are not required to set aside funds to redeem the Series A Preferred Stock.

Optional redemption	We may not redeem the Series A Preferred Stock prior to June 30, 2012, except pursuant to the special redemption upon a Change of Ownership or Control discussed above. On and after June 30, 2012, we may redeem the Series A Preferred Stock for cash at our option, in whole or from time to time in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not earned or declared) to the redemption date.

Voting rights	Holders of the Series A Preferred Stock will generally have no voting rights. However, if cash dividends on any outstanding Series A Preferred Stock are in arrears for any six consecutive or non-consecutive quarterly dividend periods, or if we fail to maintain a national market listing, the holders of the Series A Preferred Stock, voting separately as a class with holders of all other series of parity preferred shares upon which like voting rights have been conferred and are exercisable, will have the right to elect two directors to serve on our board of directors in addition to those directors then serving on our board of directors until such time as the national market listing is obtained or the dividend arrearage is eliminated. In addition, certain changes that would be materially adverse to the rights of holders of the Series A Preferred Stock cannot be made without the affirmative vote of holders of at least a majority of the outstanding shares of Series A Preferred Stock and all other shares of preferred stock similarly affected and entitled to vote, voting as a single class.

Information rights	During any period in which we are not subject to the reporting requirements of the Exchange Act but shares of Series A Preferred Stock are outstanding, we will mail to all holders of Series A Preferred Stock, as their names and addresses appear in our record books, copies of the annual reports and quarterly reports that we would have been required to file with the SEC if we were so subject (other than any exhibits that would have been required). We will mail the reports within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to the reporting requirements of the Exchange Act. In addition, during the same period, we will, promptly upon written request, supply copies of such reports to any prospective holder of Series A Preferred Stock.

Tax consequences	Because we do not presently have accumulated or current earnings and profits for U.S. federal income tax purposes, we expect that any distributions we make on the Series A Preferred Stock initially will be applied against and will reduce your tax basis in your Series A Preferred Stock on a dollar-for-dollar basis and that the amount of any distributions paid in excess of your tax basis will be treated as capital gain. If, in the future, we have current or accumulated earnings and profits, we expect dividends on the Series A Preferred Stock, including any dividends payable in shares of our common stock or additional shares of Series A Preferred Stock, to be taxable to the holders of Series A Preferred Stock as ordinary income. Dividends, whether paid in cash or in kind, paid to individual holders and taxed as ordinary income will be eligible for the preferential tax rates under current U.S. federal tax law as qualifying dividends, and dividends paid to domestic corporate holders generally will be eligible for a dividends received deduction. For the tax consequences of a redemption of the Series A Preferred Stock and other tax considerations, see “Description of U.S. Federal Income Tax Considerations.”

Listing	Our shares of Series A Preferred Stock have been accepted for trading on The NASDAQ Capital Market under the symbol “DBLEP”. We expect trading of the Series A Preferred Stock to commence on July 3, 2007, on a when-issued basis.

Form	The Series A Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company, except under limited circumstances.

No conversion rights	The Series A Preferred Stock is not convertible into, or exchangeable for, any of our other property or securities.

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $33.0 million, or approximately $38.0 million if the underwriter exercises its option in full, after deducting the underwriting discounts, commissions, advisory fees and estimated expenses of this offering payable by us. We intend to use the net proceeds from this offering to (i) reduce indebtedness under our revolving bank facility (which will permit additional borrowings in the future under the terms of our bank credit facility), (ii) fund drilling and development of our Atlantic Rim properties when and if those properties become available for development, (iii) fund drilling and development of our Pinedale and other properties, (iv) undertake potential acquisitions and (v) fund other general corporate purposes.

Settlement date	Delivery of the Series A Preferred Stock will be made against payment therefor on or about July 5, 2007.

Risk factors	Investing in our preferred stock involves certain risks, which are described under “Risk Factors” on page S-15 of this prospectus supplement.

Summary Consolidated Financial and Operating Data

The following summary consolidated financial and operating data as of and for the fiscal years ended December 31, 2006 and 2005 were derived from our audited consolidated financial statements contained in our Annual Reports on Form 10-K filed with the SEC. The following summary consolidated financial and operating data as of and for each of the three months ended March 31, 2007 and 2006 were derived from our unaudited condensed consolidated financial statements contained in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and 2006, respectively, filed with the SEC, which are incorporated by reference in this prospectus supplement. In the opinion of management, the unaudited interim period information has been prepared on the same basis as our audited consolidated financial statements and reflects all adjustments, consisting of normal accruals, necessary for a fair presentation of the data for such periods. Results for the three months ended March 31, 2007 and 2006 are not necessarily indicative of results that may be expected for the entire year. You should read the following financial information in conjunction with our consolidated financial statements and notes thereto incorporated by reference herein.

	Years Ended December 31,		Three Months Ended March 31,
	2006	2005	2007	2006
			(Unaudited)
	($000s, except per share amounts)

Statement of Operations Data:
Oil and gas sales	$18,228	$20,451	$4,616	$4,593
Transportation revenue	523	0	207	0
Other income, net	281	45	121	14

Total revenues	19,032	20,496	4,944	4,607

Production costs	3,730	3,800	1,465	876
Production taxes	2,209	2,523	567	523
Exploration expenses including dry hole	530	747	160	32
General and administrative	3,959	3,015	808	874
Depreciation, depletion and amortization	4,909	4,069	1,384	997
Impairment of equipment and properties	0	357	0	0

Total expenses	15,337	14,511	4,384	3,302

Income from operations	3,695	5,985	560	1,305
Interest (expense) income, net	(187)	23	(155)	(15)

Income before income taxes	3,508	6,008	405	1,290
Provision for deferred income taxes	(1,399)	(2,043)	(170)	(452)

Net income applicable to common shares	$2,109	$3,965	$235	$838

Net income per share:
Basic	$0.24	$0.46	$0.03	$0.10

Fully diluted	$0.24	$0.46	$0.03	$0.10

Weighted average common shares — basic	8,632,567	8,564,228	9,018,882	8,616,693
Weighted average common shares — fully diluted	8,655,587	8,628,476	9,026,483	8,655,616
Statement of Cash Flows Data:
Cash provided by operating activities	$10,951	$10,319	$(412)	$3,518
Cash used in investing activities	$(22,241)	$(16,259)	$(5,602)	$(5,605)
Cash provided by financing activities	$10,470	$3,701	$5,726	$1,793
Balance Sheet Data (at end of period):
Oil and gas properties, net	$57,186	$38,258	$61,448	$39,569
Total assets	$64,406	$44,211	$69,025	$43,311
Long-term debt, including current portion	$13,221	$3,000	$8,901	$4,500
Stockholders’ equity	$33,042	$29,778	$43,396	$31,022

Summary Operating and Reserve Data

The following table presents a summary of certain operating and oil and gas reserve data for the periods indicated.

	Years Ended December 31,		Three Months Ended March 31,
	2006	2005	2007	2006
	(Unaudited)		(Unaudited)

Production:
Oil (Bbls)	12,729	15,470	3,668	3,836
Natural gas (Mcf)	3,140,653	2,976,094	743,529	617,897
Gas equivalent (Mcfe)	3,217,027	3,068,914	765,537	640,913
Average Sales Price:
Oil (per Bbl)	$57.90	$49.26	$52.40	$54.04
Natural gas (per Mcf)	5.57	6.62	5.95	7.10
Average sales price (per Mcfe)	$5.67	$6.66	$6.03	$7.17
Operating and overhead costs (per Mcfe):
Production costs	$1.11	$1.24	$1.86	$1.36
Production taxes	0.69	0.82	0.74	0.82
General and administrative	1.23	0.98	1.05	1.36

Total	$3.03	$3.04	$3.65	$3.54

Operating margin (per Mcfe)	$2.64	$3.62	$2.38	$3.63
Other (per Mcfe):
Depreciation, depletion and amortization — oil and gas production	$1.29	$1.17	$1.70	$1.43
Estimated net proved reserves (as of period-end):
Natural gas (Bcf)	48.5	47.2
Oil (MMbls)	0.360	0.329
Total (Bcfe)	50.7	49.2
Estimated Future Net Revenues (in millions)(1)(2)	$163.6	$269.50
Present Value (in millions)(1)(2)	$67.6	$126.8
Standardized measure of discounted future net cash flows (in millions)(3)	$50.0	$91.3

(1)	Estimated Future Net Revenue means estimated future gross revenue to be generated from the production of proved reserves, net of estimated production, future development costs, and future abandonment costs, using prices and costs in effect as of the date of the report or estimate, without giving effect to non-property related expenses such as general and administrative, debt service and future income tax expense or to depreciation, depletion and amortization. Present Value means the Estimated Future Net Revenues discounted using an annual discount rate of 10%.

(2)	The prices used in calculating Estimated Future Net Revenues and Present Value are determined using prices as of period end. Estimated Future Net Revenues and Present Value give no effect to federal or state income taxes attributable to estimated future net revenues.

(3)	The standardized measure of discounted future net cash flows gives effect to federal and state income taxes attributable to estimated future net revenues.

Ratio of Earnings to Fixed Charges

The following table contains our consolidated ratio of earnings to fixed charges for the periods indicated. You should read these ratios in connection with our consolidated financial statements, including the notes to those statements, incorporated by reference herein.

	Three Months Ended	Years Ended December 31,
	March 31, 2007	2006	2005

Ratio of Earnings to Fixed Charges(1)	3.0	7.4	86.2
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	3.0	7.4	86.2
Pro Forma Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(2)	0.41	0.69	N/A

(1)	For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income before income taxes, plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest incurred (whether expensed or capitalized), amortization of deferred financing costs and an estimate of the interst within rental expense. See page 3 of the accompanying prospectus for ratios for earlier years.

(2)	The pro forma ratio of earnings to fixed charges and preferred stock dividends assumes all outstanding debt was paid off with the proceeds from this offering and the related preferred stock dividends were paid in the periods shown. To calculate the pro forma ratio, the amount of pretax earnings necessary to pay the preference dividend is calculated as 1 minus the effective tax rate applicable to continuing operations. Earnings for the three months ended March 31, 2007 and the year ended December 31, 2006, would have been insufficient to cover pro forma fixed charges by approximately $827,000 and $1,679,000, respectively.

EBITDA

EBITDA represents net income before interest expense, income taxes (when applicable), depreciation, depletion, amortization and accretion and non-cash compensation expense. EBITDA is not a measure of net income or cash flow as determined by generally accepted accounting principles (“GAAP”). EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with GAAP or as an indicator of a Company’s operating performance or liquidity. Certain items excluded from EBITDA are significant components in understanding and assessing a Company’s financial performance, such as a Company’s cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA. Our computations of EBITDA may not be comparable to other similarly titled measures of other companies. We believe that EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet future debt service requirements, if any.

	Years Ended December 31,		Three Months Ended March 31,
	2006	2005	2007	2006

EBITDA ($000s)	$9,064	$10,411	$2,017	$2,414

The following table represents a reconciliation of our net income to EBITDA ($000s):

EBITDA Reconciliation

	Years Ended December 31,		Three Months Ended March 31,
	2006	2005	2007	2006

Net Income	$2,109	$3,965	$235	$838
Add back:
Provision for deferred income taxes	1,399	2,043	170	452
Interest expense (income)	187	(23)	155	15
Depreciation, depletion and amortization	4,909	4,069	1,384	997
Impairment of equipment and porperties	0	357	0	0
Stock based compensation expense	460	0	73	112

EBITDA	$9,064	$10,411	$2,017	$2,414

RISK FACTORS

An investment in our Series A Preferred Stock involves various risks. You should carefully consider the following risk factors in conjunction with the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making a decision to purchase our Series A Preferred Stock. Any of these risks could materially and adversely affect our business, financial condition and results of operations which, in turn, could materially and adversely affect the value of our Series A Preferred Stock, resulting in the loss of some or all of your investment.

Risks Related to Our Business

We may be unable to further develop our CBM projects in the Atlantic Rim, which would have a significant adverse effect on our current growth opportunities.

The largest portion of our anticipated growth and planned capital expenditures are expected to be from properties located in the Atlantic Rim that are covered by the Atlantic Rim EIS. In May 2007, the final Record of Decision for the Atlantic Rim EIS was issued, which allowed us, and other operators in the area, to pursue additional CBM drilling in the Atlantic Rim. That decision was recently appealed and stays have been requested that are attempting to postpone or cancel the commencement of additional drilling in the Atlantic Rim EIS area, and which could ultimately prevent future drilling in this area. We believe our interests in this area hold potential for significant new reserves that we may not be able to replace. If we are unable to pursue our drilling plans in the Atlantic Rim area, we may be required to expend significant financial resources and time to try to find other areas to replace the potential reserves in the Atlantic Rim area, and we can provide no assurances that we will be able to find a suitable replacement, if any. Moreover, we may encounter a number of difficulties when trying to replace the potential inventory of drilling sites currently covered by the Atlantic Rim EIS. See the Risk Factors titled “— We may be unable to find additional reserves, which would adversely impact our revenues” and “— Acquisitions are a part of our business strategy and are subject to the risks and uncertainties of evaluating recoverable reserves and potential liabilities” discussed herein.

We cannot predict the future price of oil and natural gas and an extended decline in prices could hurt our business prospects.

Our revenues, profitability and liquidity are substantially dependent upon prevailing prices for natural gas and oil, which can be extremely volatile and in recent years have been depressed by excess total domestic and imported supplies. Prices also are affected by actions of federal, state and local agencies, the United States and foreign governments, and international cartels. In addition, sales of oil and natural gas are seasonal in nature, leading to substantial differences in cash flow at various times throughout the year. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. Any substantial or extended decline in the price of oil and/or natural gas would have a material adverse effect on our financial condition and results of operations, including reduced cash flow and borrowing capacity. All of these factors are beyond our control.

We could be adversely impacted by a variety of changes in the oil and gas market which are beyond our control.

The marketability of our oil and gas production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. Federal and state regulation of oil and gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect our ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact could be substantial because we would incur expenses without receiving revenues from the sale of production. The availability of markets is beyond our control.

We may be unable to find additional reserves, which would adversely impact our revenues.

Our revenues depend on whether we acquire or find additional reserves. Unless we acquire properties containing proved reserves or conduct successful exploration and development activities, or both, our proved reserves will decline as reserves are produced. Our planned exploration and development projects may not result in significant additional reserves.

We may be unable to fund our planned capital expenditures.

We spend and will continue to spend a substantial amount of capital for the acquisition, exploration, exploitation, development and production of oil and gas reserves. We have historically addressed our short and long-term liquidity needs through the use of cash flow provided by operating activities, borrowing under bank credit facilities, and the issuance of equity. Without adequate financing we may not be able to successfully execute our operating strategy. The availability of these sources of capital will depend upon a number of factors, some of which are beyond our control. These factors include:

•	general economic and financial market conditions;

•	oil and natural gas prices; and

•	our market value and operating performance.

We may be unable to execute our operating strategy if we cannot obtain adequate capital. If low oil and natural gas prices, lack of adequate gathering or transportation facilities, operating difficulties or other factors, many of which are beyond our control, cause our revenues and cash flows from operating activities to decrease, it may limit our borrowing base under our credit facility, and therefore, limit our ability to spend the capital necessary to complete our capital expenditures program.

New government regulation and environmental risks could increase our cost of doing business.

The production and sale of oil and gas are subject to a variety of federal, state and local government regulations. These include:

•	prevention of waste;

•	discharge of materials into the environment;

•	conservation of oil and natural gas, pollution, permits for drilling operations, drilling bonds, reports concerning operations;

•	spacing of wells; and

•	unitization and pooling of properties.

Many jurisdictions have at various times imposed limitations on the production of oil and gas by restricting the rate of flow for oil and gas wells below their actual capacity to produce. Because current regulations covering our operations are subject to change at any time, and despite our belief that we are in substantial compliance with applicable environmental and other government laws and regulations, we may incur significant costs for compliance in the future.

The exploration, development and operation of oil and gas properties involve substantial risks that may result in a total loss of investment.

The business of exploring for and, to a lesser extent, developing and operating oil and gas properties involves a high degree of business and financial risk, and thus a substantial risk of loss of investment that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Oil and gas drilling and production activities may be shortened, delayed or canceled as a result of a variety of factors, many of which are beyond our control. These factors include:

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse changes in prices;

•	weather conditions;

•	shortages in experienced labor; and

•	shortages or delays in the delivery of equipment.

We may drill wells that are unproductive or, although productive, do not produce oil and/or natural gas in commercial quantities. Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. We cannot predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to:

•	unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks;

•	shortages or delays in the availability of drilling rigs and the delivery of equipment; and

•	loss of circulation of drilling fluids or other conditions.

These factors may substantially delay or prevent completion of any well or otherwise prevent a property or well from being profitable. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or natural gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or toxic substances.

Our industry experiences numerous operating hazards that could result in substantial losses, and our insurance coverage may be insufficient to cover these losses.

The exploration, development and operation of oil and gas properties also involve a variety of operating risks including the risk of fire, explosions, blowouts, cratering, pipe failure, abnormally pressured formations, natural disasters, acts of terrorism or vandalism, and environmental hazards, including oil spills, gas leaks, pipeline ruptures or discharges of toxic gases. These industry-operating risks can result in injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties, and suspension of operations which could result in substantial losses.

We maintain insurance against some, but not all, of the risks described above. Such insurance may not be adequate to cover losses or liabilities. Also, we cannot predict the continued availability of insurance at premium levels that justify its purchase. Acts of terrorism and certain potential natural disasters may change our ability to obtain adequate insurance coverage. The occurrence of a significant event that is not fully insured or indemnified against could materially and adversely affect our financial condition and operations.

Our prices may be impacted adversely by new taxes.

The federal, state and local governments in which we operate impose taxes on the oil and gas products we sell. In the past, there has been a significant amount of discussion by legislators and presidential administrations concerning a variety of energy tax proposals. In addition, many states have raised state taxes on energy sources and additional increases may occur. We cannot predict whether any of these measures would have an adverse impact on oil and natural gas prices.

Our reserves and future net revenues may differ significantly from our estimates.

The annual estimates of reserves and future net revenues are not exact and are based on many variable and uncertain factors; therefore, the estimates may vary substantially from the actual amounts depending, in part, on the assumptions made and may be subject to adjustment either up or down in the future. The actual amounts of production, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable oil and gas reserves to be encountered may vary substantially from the estimated amounts. In addition, estimates of reserves are extremely sensitive to the market prices for oil and gas.

Acquisitions are a part of our business strategy and are subject to the risks and uncertainties of evaluating recoverable reserves and potential liabilities.

We could be subject to significant liabilities related to acquisitions. The successful acquisition of producing and non-producing properties requires an assessment of a number of factors, many of which are beyond our control. These factors include recoverable reserves, future oil and gas prices, operating costs and potential environmental and other liabilities, title issues and other factors. It generally is not feasible to review in detail every individual property included in an acquisition. Ordinarily, a review is focused on higher valued properties. Further, even a detailed review of all properties and records may not reveal existing or potential problems, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. We do not always inspect every well we acquire, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is performed. We cannot assure you that our future acquisition activity will not result in disappointing results.

In addition, there is strong competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are not able to obtain financing or regulatory approvals.

Acquisitions often pose integration risks and difficulties. In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expenses, all of which could have a material adverse effect on our financial condition and operating results.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and other oil field services could adversely affect our ability to execute our exploration and development plans on a timely basis and within our budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, supplies or qualified personnel. During these periods, the costs of rigs, equipment and supplies are sometimes greater and their availability may be limited. As a result of increasing levels of exploration and production in response to strong prices of crude oil and natural gas, the demand for oilfield services has risen and the costs of these services has increased.

We do not control all of our operations and development projects.

Certain of our business activities are conducted through operating agreements under which we own partial interests in oil and natural gas wells.

If we do not operate wells in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The failure of an operator of our wells to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including the operator’s:

•	timing and amount of capital expenditures;

•	expertise and financial resources;

•	inclusion of other participants in drilling wells; and

•	use of technology.

Since we do not have a majority interest in most wells we do not operate, we may not be in a position to remove the operator in the event of poor performance.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of oil and natural gas exploration, development and production. We face intense competition from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

We depend on key personnel.

We are highly dependent on the services of Stephen H. Hollis, our President and Chief Executive Officer. The loss of Mr. Hollis could have a material adverse effect on us. We carry “key man” life insurance on Mr. Hollis in the amount of $1,000,000. Furthermore, competition for experienced personnel is intense. If we cannot retain our current personnel or attract additional experienced personnel, our ability to compete could be adversely affected.

Risks Relating to This Offering

The Series A Preferred Stock is a new issuance of securities and does not have an established trading market, which may negatively affect its market value and your ability to transfer or sell your shares; the Series A Preferred Stock has no stated maturity date.

The shares of Series A Preferred Stock are a new issue of securities with no established trading market. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. Our shares of Series A Preferred Stock have been accepted for trading on The NASDAQ Capital Market under the symbol “DBLEP”. We expect trading of the Series A Preferred Stock to commence on July 3, 2007, on a when-issued basis. An active trading market for the shares may not develop or, even if it develops, may not last, in which case the trading price of the shares could be adversely affected and your ability to transfer your shares of Series A Preferred Stock will be limited. We have been advised by the underwriter that it intends to make a market in the shares, but it is not obligated to do so and may discontinue market-making at any time without notice.

The market value of the Series A Preferred Stock could be substantially affected by various factors.

The trading price of the shares of Series A Preferred Stock may depend on many factors, including:

•	market liquidity;

•	prevailing interest rates;

•	the market for similar securities;

•	general economic conditions; and

•	our financial condition, performance and prospects.

For example, higher market interest rates could cause the market price of the Series A Preferred Stock to go down.

We could be prevented from paying dividends on the Series A Preferred Stock.

You will only receive cash dividends on the Series A Preferred Stock if we have funds legally available for the payment of dividends and such payment is not restricted or prohibited by law or any documents governing our indebtedness. Our business may not generate sufficient cash flow from operations to enable us to pay dividends on the Series A Preferred Stock when payable. In addition, future debt, contractual covenants or arrangements we enter into may restrict or prevent future dividend payments. Accordingly, there is no guarantee that we will be able to pay any cash dividends on our Series A Preferred Stock. Furthermore, in some circumstances, we may pay dividends in stock rather than cash, and our stock price may be depressed at such time.

Investors should not expect us to redeem the Series A Preferred Stock on the date the Series A Preferred Stock becomes redeemable or on any particular date afterwards.

The shares of Series A Preferred Stock are perpetual equity securities. The shares of Series A Preferred Stock have no maturity or mandatory redemption date and are not redeemable at the option of investors. By its terms, the Series A Preferred Stock may be redeemed by us at our option either in whole or in part at any time on or after June 30, 2012. Any decision we may make at any time to redeem the Series A Preferred Stock will depend upon, among other things, our evaluation of our capital position, including the composition of our stockholders’ equity and general market conditions at that time.

We or our successor may not have sufficient funds available to redeem the Series A Preferred Stock after a Change of Ownership or Control.

Under the terms of our Series A Preferred Stock, within 90 days after the date on which a Change of Ownership or Control has occurred we (or the acquiring entity) are required to redeem all of the Series A Preferred Stock for cash at a specified redemption price, plus accrued and unpaid dividends, up to the redemption date, unless the acquiror is a Qualifying Public Company. For the complete definition of “Change of Ownership or Control” and “Qualifying Public Company” please see “Description of the Series A Preferred Stock — Redemption — Special Redemption upon Change of Ownership of Control” on page S-26 of this prospectus supplement.

If we do not have sufficient funding for such redemption or if we or our successor is contractually restricted from redeeming the Series A Preferred Stock, the redemption will not occur, and holders of Series A Preferred Stock will be required to seek legal recourse to obtain such redemption.

The Series A Preferred Stock has not been rated and will be subordinated to all of our existing and future debt.

The Series A Preferred Stock has not been rated by any nationally recognized statistical rating organization. In addition, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, the Series A Preferred Stock will be subordinated to all of our existing and future debt and all future capital stock designated as senior to the Series A Preferred Stock. As of March 31, 2007, our total indebtedness was approximately $8.9 million. We may also incur additional indebtedness in the future to finance potential acquisitions or the development of new properties, and the terms of the Series A Preferred Stock do not require us to obtain the approval of the holders of the Series A Preferred Stock prior to incurring additional indebtedness. As a result, our existing and future indebtedness may be subject to restrictive covenants or other provisions that may prevent payment on our Series A Preferred Stock or may otherwise limit our ability to make dividend or liquidation payments on our Series A Preferred Stock. Upon our liquidation, our obligations to our creditors would rank senior to our Series A Preferred Stock and would be required to be paid before any payments could be made to holders of our Series A Preferred Stock.

Holders of Series A Preferred Stock have limited voting rights.

Except as expressly stated in the articles supplementary governing the Series A Preferred Stock, as a holder of Series A Preferred Stock, you will not have any relative, participating, optional or other special voting rights and powers and your approval will not be required for the taking of any corporate action. For example, your approval would not be required for any merger or consolidation in which we are involved or sale of all or substantially all of our assets, except to the extent that such transaction materially adversely changes the express power, preferences, rights or privileges of the holders of Series A Preferred Stock. See “Description of the Series A Preferred Stock — Voting Rights.”

Future offerings of preferred stock may adversely affect the value of our Series A Preferred Stock.

Our Articles of Incorporation, as amended, authorize us to issue up to 10,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our board of directors. Accordingly, we may issue additional shares of Series A Preferred Stock and/or other classes of preferred shares that would rank senior to the Series A Preferred Stock as to dividend rights or rights upon liquidation, winding up, or dissolution. The issuance of additional preferred shares on parity with or senior to our Series A Preferred Stock would dilute the interests of the holders of Series A Preferred Stock and any issuance of preferred stock that is senior to the Series A Preferred Stock could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A Preferred Stock. None of the provisions relating to the Series A Preferred Stock contains any provisions affording the holders of the Series A Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, that might adversely affect the holders of the Series A Preferred Stock, so long as the terms and rights of the holders of Series A Preferred Stock are not materially and adversely changed.

You may be required to use other sources of funds to pay income taxes in respect of dividends received, or deemed to be received, on the Series A Preferred Stock in certain circumstances.

If we are required to pay dividends on the Series A Preferred Stock in shares of our common stock or additional shares of Series A Preferred Stock and this stock is not marketable at such time, you will be required to satisfy your income tax liability with respect to such dividends from other sources.

We plan to take the position that there is no “original issue discount” associated with the potential redemption premium payable in connection with certain “Changes of Ownership or Control,” as described in this prospectus supplement. However, if the Internal Revenue Service disagrees with our position, you may be required to report as income the deemed distribution to you of a portion of the redemption premium, irrespective of whether it is paid by us.

For additional information concerning these matters, see “Description of U.S. Federal Income Tax Considerations.”

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $33.0 million, or approximately $38.0 million if the underwriter exercises its option to purchase additional shares of Series A Preferred Stock in full, after deducting the underwriting discounts, commissions and advisory fees and estimated expenses of the offering payable by us.

We intend to use the net proceeds from this offering to (i) reduce indebtedness under our revolving bank facility, which was approximately $16 million at June 25, 2007 (which will permit additional borrowings in the future under the terms of our bank credit facility), (ii) fund drilling and development of our Atlantic Rim properties when and if those properties become available for development, (iii) fund drilling and development of our Pinedale and other properties, (iv) undertake potential acquisitions and (v) fund other general corporate purposes.

We have borrowed funds under our bank credit facility to fund drilling and development of our properties and for other general corporate purposes. The bank credit facility is a revolving facility that matures on July 31, 2010 and that bears interest at a rate of 1.125% below the prime rate as published in The Wall Street Journal (payable monthly). As of March 31, 2007, the interest rate was 7.125%.

CAPITALIZATION

The following table sets forth, as of March 31, 2007, our actual capitalization, and our as adjusted capitalization after giving effect to the sale of 1,400,000 shares of Series A Preferred Stock in this offering at the public offering price of $25.00 per share and the application of the estimated net proceeds from the offering as set forth in “Use of Proceeds.”

This table should be read in conjunction with our financial statements, which are incorporated by reference in the prospectus (in $000s).

	As of March 31, 2007
	Actual	As Adjusted
	(Unaudited)

Cash and cash equivalents	$323	$24,422

Long-term debt	$8,901	$0
Stockholders’ equity:
Preferred Stock, par value $0.10 per share, 9.25% Series A Cumulative Preferred Stock,	0	140
Common Stock, par value $0.10 per share,	914	914
Additional paid-in capital	33,320	66,180
Retained earnings	9,162	9,162

Total stockholders’ equity	43,396	76,396

Total capitalization	$52,297	$76,396

DESCRIPTION OF SERIES A PREFERRED STOCK

The summary of certain terms and provisions of the Series A Preferred Stock contained in this prospectus supplement does not purport to be complete and is subject to, and qualified in its entirety by reference to our articles of incorporation, as amended, including the terms and provisions of the articles supplementary relating to the Series A Preferred Stock, which are incorporated by reference herein. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.

General

Our board of directors is authorized to cause us to issue, from our authorized but unissued shares of preferred stock, one or more series of preferred stock, to establish from time to time the number of shares to be included in each such series, and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such series. Pursuant to this authority, prior to the closing of this offering, our board of directors will establish the terms of the Series A Preferred Stock, which are described below.

When issued, the Series A Preferred Stock will be validly issued, fully paid and non-assessable. The holders of the Series A Preferred Stock will have no preemptive rights with respect to any of our stock or any securities convertible into or carrying rights or options to purchase any such stock. The Series A Preferred Stock will not be subject to any sinking fund or other obligation of us to redeem or retire the Series A Preferred Stock, except as described below under “Redemption — Special Redemption upon Change of Ownership or Control.” Unless otherwise redeemed by us, the Series A Preferred Stock will have a perpetual term with no maturity.

Our shares of Series A Preferred Stock have been accepted for trading on The NASDAQ Capital Market under the symbol “DBLEP”. We expect trading of the Series A Preferred Stock to commence on July 3, 2007, on a when-issued basis.

The Series A Preferred Stock will be issued and maintained in book-entry form registered in the name of the nominee, The Depository Trust Company, except in limited circumstances. See “Book-Entry Procedures” below.

The transfer agent, registrar and dividend disbursing agent for the Series A Preferred Stock will be Computershare Trust Company, Inc., Golden, Colorado.

Ranking

The Series A Preferred Stock will rank (i) senior to our common stock and any other equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank junior to such Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “junior shares”; (ii) equal to any equity securities that we may issue in the future, the terms of which specifically provide that such equity securities rank on par with the Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up, referred to as “parity shares”; (iii) junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to the Series A Preferred Stock, in each case with respect to payment of dividends and amounts upon liquidation, dissolution or winding up (any such issuance would require the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock), referred to as “senior shares”; and (iv) junior to all our current and future indebtedness.

Dividends

Holders of the Series A Preferred Stock will be entitled to receive, when and as declared by our Board of Directors, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 9.25% per annum of the $25.00 per share liquidation preference, equivalent to $2.3125 per annum per share.

Dividends on the Series A Preferred Stock will accrue and be cumulative from, but excluding, the date of original issuance and will be payable quarterly in arrears on or about the last calendar day of each March, June, September and December. The first dividend on the shares of Series A Preferred Stock will be payable on or about September 30, 2007. Dividends payable on the shares of Series A Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay dividends to holders of record as they appear in our stock records at the close of business on the applicable record date, which will be the 10th day preceding the applicable payment date, or such other date we establish no less than 10 days and no more than 30 days preceding the payment date.

We will not declare or pay or set aside for payment any dividend on the shares of Series A Preferred Stock if the terms of any of our agreements, including agreements relating to our indebtedness, prohibit that declaration, payment or setting aside of funds or provide that the declaration, payment or setting aside of funds is a breach of or a default under that agreement, or if the declaration, payment or setting aside of funds is restricted or prohibited by law.

Notwithstanding the foregoing, however, dividends on the shares of Series A Preferred Stock will accrue regardless of whether: (i) our agreements, including our credit facilities, at any time prohibit the current payment of dividends; (ii) we have earnings; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are authorized by our board of directors. Except as otherwise provided, accrued but unpaid distributions on the shares of Series A Preferred Stock will not bear interest, and holders of the shares of Series A Preferred Stock will not be entitled to any distributions in excess of full cumulative distributions as described above. All of our dividends on the shares of Series A Preferred Stock, will be credited to the previously accrued dividends on the shares of Series A Preferred Stock. We will credit any dividends made on the shares of Series A Preferred Stock first to the earliest accrued and unpaid dividend due.

We will not declare or pay any dividends, or set aside any funds for the payment of dividends, on shares of common stock or other junior shares, or redeem, purchase or otherwise acquire shares of common stock or other junior shares, unless we also have declared and either paid or set aside for payment the full cumulative dividends on the shares of Series A Preferred Stock for all past dividend periods.

If we do not declare and either pay or set aside for payment the full cumulative dividends on the shares of Series A Preferred Stock and all parity shares, the amount which we have declared will be allocated pro rata to the shares of Series A Preferred Stock and to each parity share so that the amount declared for each share of Series A Preferred Stock and for each parity share is proportionate to the accrued and unpaid distributions on those shares.

Failure to Make Dividend Payments

If we fail to pay cash dividends on the outstanding Series A Preferred Stock in full for any six consecutive or non-consecutive quarters, until we have paid all dividends on the shares of our Series A Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full: (i) the annual dividend rate on the Series A Preferred Stock will be increased to 12.00% per annum, which we refer to as the “Penalty Rate,” commencing on the first day after the missed sixth quarterly payment; (ii) if we do not pay dividends in cash, dividends on the Series A Preferred Stock, including all accrued but unpaid dividends, will be paid either (a) if our common stock is then listed or quoted on the New York Stock Exchange, American Stock Exchange LLC or The NASDAQ Global, Global Select or Capital Market, or a comparable national exchange, which we collectively refer to as a “national market listing,” in the form of our fully-tradable registered common stock (based on the then prior 10-day weighted average daily trading price ending on the business day immediately preceding the payment) and cash in lieu of any fractional share, or (b) if our common stock is not then subject to a national market listing, in the form of additional shares of Series A Preferred Stock with a liquidation value equal to the amount of the dividend and cash in lieu of any fractional share; and (iii) the holders of our Series A Preferred Stock will have the voting rights described below, until we have paid all dividends on the shares of our Series A Preferred Stock for all dividend periods up to and including the dividend payment date on which the accumulated and unpaid dividends are paid in full. See “— Voting Rights.” When we have paid cash dividends at the Penalty Rate for an additional two consecutive quarters, the dividend rate will be restored to the stated rate and the foregoing provisions will not be applicable, unless we again fail to pay a dividend for any future quarter.

We are required by the terms of the articles supplementary governing the Series A Preferred Stock to reserve a sufficient number of shares of our common stock or Series A Preferred Stock for the payment of dividends in additional shares of our common stock or Series A Preferred Stock.

Failure to Maintain National Market Listing of Series A Preferred Stock

If we fail to maintain a national market listing for 180 days or more, then (i) the annual dividend rate on the Series A Preferred Stock will be increased to 12.00% per annum commencing on the 181st day of no national market listing; and (ii) holders of Series A Preferred Stock will have the voting rights described below. See “ — Voting Rights.” When the Series A Preferred Stock is once again subject to a national market listing, the dividend rate will be restored to the stated rate and the foregoing provisions will not be applicable, unless the Series A Preferred Stock is again no longer subject to a national market listing.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of junior shares in the distribution of assets upon any liquidation, dissolution or winding up of us, the holders of Series A Preferred Stock shall be entitled to receive out of our assets legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference, or $25.00 per share, plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of our remaining assets. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding Series A Preferred Stock and the corresponding amounts payable on all parity shares, then the holders of the Series A Preferred Stock and all other such classes or series of parity shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. For such purposes, the consolidation or merger of us with or into any other entity, or the sale, lease or conveyance of all or substantially all of our property or business, or a statutory share exchange shall not be deemed to constitute a voluntary or involuntary liquidation, dissolution or winding up of us.

The articles supplementary for the Series A Preferred Stock will not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series A Preferred Stock.

Redemption

General

We may not redeem the Series A Preferred Stock prior to June 30, 2012, except following a “Change of Ownership or Control” as described below in this prospectus supplement. On or after June 30, 2012, we, at our option upon not less than 30 nor more than 60 days’ written notice, may redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption, without interest. If fewer than all of the outstanding Series A Preferred Stock are to be redeemed, the number of shares to be redeemed will be determined by us and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or by lot in an equitable manner determined by us.

Unless full cumulative dividends on all Series A Preferred Stock and all parity shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no Series A Preferred Stock or parity shares shall be redeemed unless all outstanding Series A Preferred Stock and parity shares are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Series A Preferred Stock or parity shares pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series A Preferred Stock and parity shares. Furthermore, unless full cumulative dividends on all outstanding Series A Preferred Stock and parity shares have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, we shall not purchase or otherwise acquire directly or indirectly any Series A Preferred Stock or parity shares (except by conversion into or exchange for our junior shares and parity shares).

From and after the redemption date (unless we default in payment of the redemption price), all dividends will cease to accumulate on the Series A Preferred Stock, such shares shall no longer be deemed to be outstanding, and all of your rights as a holder of shares of Series A Preferred Stock will terminate with respect to such shares, except the right to receive the redemption price and all accrued and unpaid dividends up to the redemption date.

Procedures

Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Series A Preferred Stock at the address shown on our share transfer books. Each notice shall state: (i) the redemption date; (ii) the number of Series A Preferred Stock to be redeemed; (iii) the redemption price of $25.00 per share of Series A Preferred Stock, plus any accrued and unpaid dividends through the date of redemption; (iv) the place or places where any certificates issued for Series A Preferred Stock other than through the DTC book entry described below, are to be surrendered for payment of the redemption price; (v) that dividends on the Series A Preferred Stock will cease to accrue on such redemption date; and (vi) any other information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted for trading. If fewer than all outstanding shares of Series A Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series A Preferred Stock to be redeemed from each such holder.

At our election, on or prior to the redemption date, we may irrevocably deposit the redemption price (including accrued and unpaid dividends) of the Series A Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of the Series A Preferred Stock will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender any certificates issued for Series A Preferred Stock other than through the DTC book entry described below at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accrued and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption price (including all accrued and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited that remain unclaimed by the holders of the Series A Preferred Stock at the end of six months after the redemption date will be returned to us by such bank or trust company. If we make such a deposit, shares of the Series A Preferred Stock shall not be considered outstanding for purposes of voting or determining shares entitled to vote on any matter on or after the date of such deposit.

On or after the date fixed for redemption, each holder of shares of Series A Preferred Stock that holds a certificate other than through the DTC book entry described below must present and surrender each certificate representing his Series A Preferred Stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing the Series A Preferred Stock as the owner thereof, each surrendered certificate will be canceled and the shares will be retired and restored to the status of undesignated, authorized shares of preferred stock.

If we redeem any shares of Series A Preferred Stock and if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date with respect to such shares called for redemption shall be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such shares.

Special Redemption upon Change of Ownership or Control

Following a “Change of Ownership or Control” of us by a person or entity other than by a “Qualifying Public Company,” we (or the acquiring entity) will be required to redeem the Series A Preferred Stock, in whole but not in part, within 90 days after the date on which the Change of Ownership or Control has occurred for cash, at the following price per share, plus accrued and unpaid dividends (whether or not earned or declared), up to the redemption date:

Redemption Date on or Before	Redemption Price

June 30, 2008	$26.00
June 30, 2009	$25.75
June 30, 2010	$25.50
June 30, 2011	$25.25
June 30, 2012 or thereafter	$25.00

A Change of Ownership or Control of us by a Qualifying Public Company will not require a mandatory redemption of the Series A Preferred Stock, but such Qualifying Public Company will have the right for a period of 90 days after a Change of Ownership or Control to redeem the Series A Preferred Stock pursuant to the special redemption provisions listed above.

A “Change of Ownership or Control” shall be deemed to have occurred on the date (i) that a “person” or “group” (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act, except that a person or group shall be deemed to have beneficial ownership of all shares of voting stock that such person or group has the right to acquire regardless of when such right is first exercisable), directly or indirectly, of voting stock representing more than 50% of the total voting power of the total voting stock of our Company; (ii) that we sell, transfer or otherwise dispose of all or substantially all of our assets; or (iii) of the consummation of a merger or share exchange of our Company with another entity where our shareholders immediately prior to the merger or share exchange would not beneficially own, immediately after the merger or share exchange, shares representing 50% or more of the outstanding voting stock of the corporation issuing cash or securities in the merger or share exchange (without consideration of the rights of any class of stock to elect directors by a separate group vote), or where members of our board of directors immediately prior to the merger or share exchange would not immediately after the merger or share exchange constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or share exchange. “Voting stock” shall mean stock of any class or kind having the power to vote generally for the election of directors.

A “Qualifying Public Company” is defined as a Company with common stock that is subject to a national market listing, which, on a pro-forma combined basis with us, had an EBITDA(X)-to-Interest Expense Plus Preferred Dividends ratio of at least 2.0-to-1.0 for the 12-month period ending as of the end of the Qualifying Public Company’s fiscal quarter immediately preceding the Change of Ownership or Control.

The term “EBITDA(X)” as used in the Series A Preferred Stock means the sum of: (i) net income for that period, plus (ii) any extraordinary loss and other expenses not considered to be operating in nature reflected in such net income, minus (iii) any extraordinary gain, interest income and other income not considered operating in nature reflected in such net income, plus (iv) depreciation, depletion, amortization and all other non-cash expenses for that period, plus (v) all interest, fees, charges and related expenses paid or payable (without duplication) for that period to a lender in connection with borrowed money or the deferred purchase price of assets that are considered “interest expense” under generally accepted accounting principles, together with the portion of rent paid or payable (without duplication) for that period under capital lease obligations that should be treated as interest in accordance with Financial Accounting Standards Board Statement No. 13, plus (vi) the aggregate amount of federal and state taxes on or measured by income for that period (whether or not payable during that period), plus (vii) the amounts classified as exploration expense and dry hole costs for a Company following the successful efforts method of accounting.

Voting Rights

Except as indicated below, the holders of Series A Preferred Stock will have no voting rights.

If and whenever either (i) six consecutive or non-consecutive quarterly dividends payable on the Series A Preferred Stock or any parity shares are in arrears (which, for any quarterly dividend, means that such dividend has not been paid in full), whether or not earned or declared; or (ii) the Series A Preferred Stock is not subject to a national market listing for a period of 180 days, the number of directors then constituting our board of directors will increase by two, and the holders of Series A Preferred Stock, voting together as a class with the holders of any other parity shares upon which like voting rights have been conferred (any such other series, being “voting preferred shares”), will have the right to elect two additional directors to serve on our board of directors at any annual meeting of shareholders, or special meeting held in place thereof, or a special meeting of the holders of Series A Preferred Stock and such voting preferred shares called at the request of any holder of record of the Series A Preferred Stock or by a holder of such voting preferred shares and at each subsequent annual meeting of shareholders until all such dividends and all dividends for the current quarterly period on the Series A Preferred Stock and such other voting preferred shares have been paid or declared and paid or set aside for payment for two consecutive quarterly periods, or until the Series A Preferred Stock is again subject to a national market listing, as applicable. The term of office of all directors so elected will terminate with the termination of such voting rights.

The approval of a majority of the outstanding Series A Preferred Stock and all other series of voting preferred shares similarly affected, voting as a single class, is required in order to (i) amend our articles of incorporation to affect materially and adversely the rights, preferences or voting power of the holders of the Series A Preferred Stock or the voting preferred shares; (ii) enter into a share exchange that affects the Series A Preferred Stock, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into us, unless in each such case each share of Series A Preferred Stock remains outstanding without a material adverse change to its terms and rights or is converted into or exchanged for preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption thereof identical to that of the Series A Preferred Stock (except for changes that do not materially and adversely affect the holders of the Series A Preferred Stock); or (iii) authorize, reclassify, create, or increase the authorized amount of any class of stock having rights senior to the Series A Preferred Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up. However, we may create additional classes of parity shares and shares ranking junior to the Series A Preferred Stock as to dividends or upon liquidation (each, referred to as “junior shares”), increase the authorized number of shares of Series A Preferred Stock, parity shares and junior shares and issue additional shares of Series A Preferred Stock, series of parity shares and junior shares without the consent of any holder of Series A Preferred Stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding Series A Preferred Stock have been redeemed in accordance with their terms or called for redemption in accordance with their terms and sufficient funds shall have been deposited in trust to effect such redemption.

Except as provided above, the holders of Series A Preferred Stock are not entitled to vote on any merger or consolidation involving us or a sale of all or substantially all of our assets or any amendment to our articles of incorporation.

Conversion

The shares of Series A Preferred Stock are not convertible into or exchangeable for any of our other property or securities.

Information Rights

During any period in which we are not subject to Section 13 or 15(d) of the Securities Exchange Act and any shares of Series A Preferred Stock are outstanding, we will (i) transmit by mail to all holders of Series A Preferred Stock, as their names and addresses appear in our record books and without cost to such holders, copies of the annual reports and quarterly reports that we would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act if we were subject to such Sections (other than any exhibits that would have been required); and (ii) promptly upon written request, supply copies of such reports to any prospective holder of Series A Preferred Stock. We will mail the reports to the holders of Series A Preferred Stock within 15 days after the respective dates by which we would have been required to file the reports with the SEC if we were subject to Section 13 or 15(d) of the Securities Exchange Act.

Book-Entry Procedures

The Depository Trust Company, which we refer to herein as DTC, will act as securities depositary for the Series A Preferred Stock. We will issue one or more fully registered global securities certificates in the name of DTC’s nominee, Cede & Co. These certificates will represent the total aggregate number of Series A Preferred Stock. We will deposit these certificates with DTC or a custodian appointed by DTC. We will not issue certificates to you for the Series A Preferred Stock that you purchase, unless DTC’s services are discontinued as described below.

Title to book-entry interests in the Series A Preferred Stock will pass by book-entry registration of the transfer within the records of DTC, as the case may be, in accordance with their respective procedures. Book-entry interests in the securities may be transferred within DTC in accordance with procedures established for these purposes by DTC.

Each person owning a beneficial interest in the Series A Preferred Stock must rely on the procedures of DTC and the participant through which such person owns its interest to exercise its rights as a holder of the Series A Preferred Stock.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act. DTC holds securities that its participants, referred to as Direct Participants, deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, referred to as “Indirect Participants”. The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

When you purchase the Series A Preferred Stock within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for the Series A Preferred Stock on DTC’s records. You, as the actual owner of the Series A Preferred Stock, are the “beneficial owner”. Your beneficial ownership interest will be recorded on the Direct and Indirect Participants’ records, but DTC will have no knowledge of your individual ownership. DTC’s records reflect only the identity of the Direct Participants to whose accounts Series A Preferred Stock are credited.

You will not receive written confirmation from DTC of your purchase. The Direct or Indirect Participants through whom you purchased the Series A Preferred Stock should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The Direct and Indirect Participants are responsible for keeping an accurate account of the holdings of their customers like you.

Transfers of ownership interests held through Direct and Indirect Participants will be accomplished by entries on the books of Direct and Indirect Participants acting on behalf of the beneficial owners.

The laws of some states may require that specified purchasers of securities take physical delivery of the Series A Preferred Stock in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificates representing the Series A Preferred Stock.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

We understand that, under DTC’s existing practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global security such as you desires to take any action which a holder is entitled to take under our amended and restated articles of incorporation, as amended or supplemented, DTC would authorize the Direct Participants holding the relevant shares to take such action, and those Direct Participants and any Indirect Participants would authorize beneficial owners owning through those Direct and Indirect Participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Redemption notices will be sent to Cede & Co. If less than all of the outstanding shares of Series A Preferred Stock are being redeemed, DTC will reduce each Direct Participant’s holdings of Series A Preferred Stock in accordance with its procedures.

In those instances where a vote is required, neither DTC nor Cede & Co. itself will consent or vote with respect to the Series A Preferred Stock. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants whose accounts the Series A Preferred Stock are credited on the record date, which are identified in a listing attached to the omnibus proxy.

Dividends on the Series A Preferred Stock will be made directly to DTC. DTC’s practice is to credit participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on that payment date.

Payments by Direct and Indirect Participants to beneficial owners such as you will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” These payments will be the responsibility of the participant and not of DTC, us or any agent of ours.

DTC may discontinue providing its services as securities depositary with respect to the Series A Preferred Stock at any time by giving reasonable notice to us. Additionally, we may decide to discontinue the book-entry only system of transfers with respect to the Series A Preferred Stock. In that event, we will print and deliver certificates in fully registered form for the Series A Preferred Stock. If DTC notifies us that it is unwilling to continue as securities depositary, or if it is unable to continue or ceases to be a clearing agency registered under the Securities Exchange Act and a successor depositary is not appointed by us within 90 days after receiving such notice or becoming aware that DTC is no longer so registered, we will issue the Series A Preferred Stock in definitive form, at our expense, upon registration of transfer of, or in exchange for, such global security.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Initial settlement for the Series A Preferred Stock will be made in immediately available funds. Secondary market trading between DTC’s participants will occur in the ordinary way in accordance with DTC’s rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System.

DESCRIPTION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax considerations that relate to the acquisition, ownership and disposition of the Series A Preferred Stock offered by this prospectus supplement. The following discussion is intended to address only those U.S. federal income tax considerations that are generally relevant to all shareholders who will hold the Series A Preferred Stock as a capital asset. It is not exhaustive of all possible tax considerations and is not tax advice. For example, it does not give a detailed description of any state, local or foreign tax considerations. In addition, the discussion does not purport to deal with all aspects of taxation that may be relevant to a shareholder subject to special treatment under the U.S. federal income tax laws, including without limitation insurance companies, pension or other employee benefit plans, financial institutions or broker-dealers, persons holding Series A Preferred Stock as part of a hedging or conversion transaction or straddle, tax-exempt organizations, or foreign corporations and persons who are not citizens or residents of the United States.

The information in this section is based on the Internal Revenue Code of 1986, as amended, regulations of the Treasury Department in effect on the date hereof, which we refer to as the “Treasury Regulations,” current administrative interpretations and positions of the Internal Revenue Service and existing court decisions. We cannot assure you that future legislation, regulations, administrative interpretations and court decisions will not significantly change, perhaps retroactively, the law on which the following discussion is based. Even if there is no change in applicable law, we cannot assure you that the statements set forth in this discussion will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

THIS SUMMARY (I) IS NOT INTENDED OR WRITTEN TO BE USED, AND MAY NOT BE USED BY ANY RECIPIENT, FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED ON ANY RECIPIENT BY THE IRS AND (II) IS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. NO RULINGS WILL BE SOUGHT FROM THE IRS OR ANY OTHER TAXING AUTHORITY REGARDING THE TAX CONSEQUENCES DESRIBED HEREIN.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY, IS CURRENT ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT AND DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR PURCHASER OR HOLDER OF THE SERIES A PREFERRED STOCK IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. ACCORDINGLY, EACH PURCHASER OR HOLDER OF THE SERIES A PREFERRED STOCK SHOULD CONSULT WITH ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH PURCHASER OR HOLDER FROM THE PURCHASE, OWNERSHIP, TRANSFER AND DISPOSITION OF THE SERIES A PREFERRED STOCK, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Tax Characterization of Series A Preferred Stock

Preferred stock must be characterized as either “common stock” or “preferred stock” for U.S. federal income tax purposes. The characterization of the Series A Preferred Stock for these purposes is relevant both (i) to the tax treatment of payment-in-kind dividends, if any, of additional common stock or Series A Preferred Stock received with respect to the outstanding Series A Preferred Stock, as discussed below in “— Tax Considerations for Holders of Series A Preferred Stock — Distributions of Additional Shares of Common Stock or Series A Preferred Stock,” and (ii) to whether taxable dividends are considered to accrue with respect to the Series A Preferred Stock by reason of the difference between the “issue price” and the “redemption price” of the Series A Preferred Stock in certain circumstances, as discussed below in “— Tax Considerations for Holders of Series A Preferred Stock — Constructive Distribution Due to Excessive Redemption Price.”

For purposes of Section 305 of the Internal Revenue Code, the term “preferred stock” generally refers to capital stock that, in relation to other classes of capital stock outstanding, enjoys certain limited rights and privileges that are generally associated with specified dividend and liquidation priorities, but does not participate in corporate growth to any significant extent. Thus, capital stock, although denominated as “preferred stock,” will not be treated as “preferred stock” for these purposes if it has a “real and meaningful probability” of actually participating in the earnings and growth of the corporation. Because the Series A Preferred Stock does not have the right under the certificate of designation governing the terms of the Series A Preferred Stock to participate with our common stock with respect to dividends paid on our common stock and liquidation proceeds, and because we do not believe that there currently is a real and meaningful probability that the Series A Preferred Stock actually will participate in our earnings and growth above and beyond the Series A Preferred Stock’s stated dividend and liquidation preferences, we believe that it is more likely than not, and intend to take the position, that the Series A Preferred Stock is “preferred stock” for U.S. federal income tax purposes. We cannot assure you, however, that this position will not be challenged by the Internal Revenue Service or will be sustained by a court if so challenged.

Tax Considerations for Holders of Series A Preferred Stock

Distributions in General.  The amount of any distribution or constructive distribution to you with respect to the Series A Preferred Stock generally will be treated as a dividend, taxable as ordinary income to you, to the extent of our current or accumulated “earnings and profits,” as determined under U.S. federal income tax principles. To the extent the amount of such a distribution exceeds our current and accumulated earnings and profits, such distribution will not be treated as a dividend, taxable as ordinary income to you, but rather the excess will be applied against, and will reduce, your tax basis in the Series A Preferred Stock on a dollar-for-dollar basis. The amount of any distribution in excess of your tax basis will be treated as capital gain. As noted below, we do not presently have current or accumulated earnings and profits.

Distributions or constructive distributions treated as dividends to individual holders of Series A Preferred Stock will be subject to preferential tax rates if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. Such dividends will be “qualified dividend income,” and treated as adjusted net capital gain, taxed at the 5% or 15% maximum rates which apply to adjusted net capital gain. However, under current law, such preferential tax treatment only applies through tax years beginning before January 1, 2011. Unless extended by further legislation, after the expiration of this preferential tax treatment, any dividends we pay will be subject to taxation at ordinary income tax rates then in effect for qualified dividend income. In general, distributions or constructive distributions treated as dividends to domestic corporate holders of Series A Preferred Stock are eligible for a dividends received deduction.

For U.S. federal income tax purposes, earnings and profits generally are determined by computing a corporation’s taxable income, adding back certain items excluded or deducted in determining taxable income that may not be excluded or deducted in computing earnings and profits (such as certain tax-exempt income), subtracting certain items not deducted in computing taxable income that may be deducted in computing earnings and profits (such as federal income taxes), and adjusting for certain timing differences attributable to deferred income or accelerated deductions and for certain corporate distributions and changes in capital structure. We do not presently have accumulated earnings and profits for tax purposes, and we do not expect to have current earnings and profits for tax purposes in 2007. Because the determination of earnings and profits is highly dependent on our level of drilling activities and the source of funding for those activities, we are not currently able to predict whether, or when, we will have earnings and profits for tax purposes. Consequently, we expect that any distributions that we make on the Series A Preferred Stock initially will be applied against, and will reduce, your tax basis in the Series A Preferred Stock on a dollar-for-dollar basis, with the amount of any distribution in excess of your tax basis being treated as capital gain.

Distributions of Additional Shares of Common Stock or Series A Preferred Stock.  As discussed under “Description of Series A Preferred Stock — Dividends — Failure to Make Dividend Payments” and “Description of Series A Preferred Stock — Dividends — Failure to Maintain National Market Listing for Series A Preferred Stock,” the certificate of designation governing the Series A Preferred Stock requires us to pay dividends on the Series A Preferred Stock “in-kind” in shares of our common stock or additional shares of Series A Preferred Stock in certain circumstances. Such dividend distributions of shares of common stock or additional shares of Series A Preferred Stock will be treated as taxable distributions in the same manner as cash distributions. The amount of the distribution and the basis of the shares of common stock or Series A Preferred Stock received will equal the fair market value of such shares on the distribution date.

Constructive Distribution Due to Excessive Redemption Price.  Under Section 305 of the Internal Revenue Code and related Treasury Regulations, if redeemable preferred stock is “preferred stock” for U.S. federal income tax purposes and the redemption price of the redeemable preferred stock exceeds its issue price by more than a de minimis amount, the excess may be taxable as a constructive distribution. Such a constructive distribution would be taken into account in generally the same manner as original issue discount would be taken into account if the preferred stock were treated as a debt instrument for U.S. federal income tax purposes. We refer to this excess as the “redemption premium.” Under this “accrual rule,” any constructive distribution generally would be treated in the same manner as distributions described above under “— Distributions in General.”

Because the redemption price of the Series A Preferred Stock exceeds its issue price by more than a de minimis amount, a holder of Series A Preferred Stock would be required to include the amount of the redemption premium in gross income on an annual basis under a constant yield accrual method, regardless of its regular method of tax accounting, in advance of the receipt of cash attributable to such income, to the extent that we have current or accumulated earnings and profits during the relevant periods. In addition, any additional shares of Series A Preferred Stock distributed by us in lieu of cash dividend payments on the Series A Preferred Stock would also bear a redemption premium if the issue price of such shares would be less than their redemption price by more than a de minimis amount. Solely for computing the dividend amount, each share of the Series A Preferred Stock issued as a payment in-kind dividend will be valued at its liquidation preference of $25.00. This redemption premium would give rise to additional constructive distributions subject to U.S. federal income tax.

We have provided counsel with representations that the likelihood of a “Change of Ownership or Control” of us other than by a “Qualifying Public Company,” as described in this prospectus supplement, is remote and is beyond the legal or practical control of the holders of the Series A Preferred Stock. Therefore, the holders of the Series A Preferred Stock should not be required to include the redemption premium in gross income on an annual basis under a constant yield accrual method. We have also represented to counsel that in the event a “Change of Ownership or Control” occurs with a Qualifying Public Company, we will have satisfied the requirements of a safe harbor provided in applicable Treasury Regulations as of the issue date, and therefore, the Qualifying Public Company’s right to redeem the Series A Preferred Stock will not be treated as more likely than not to occur. Accordingly, we will not file reports with the Internal Revenue Service accruing the redemption premium.

Redemption of Series A Preferred Stock.  A redemption of shares of Series A Preferred stock will be a taxable event. If the redemption is treated as a sale or exchange, you generally will recognize long-term capital gain or loss, if such shares have a holding period in excess of one year, equal to the difference between the amount of cash received and your adjusted tax basis in the shares of Series A Preferred Stock redeemed, except to the extent that any cash received is attributable to accrued but unpaid dividends on the Series A Preferred Stock, which generally will be subject to the rules discussed above in “— Distributions in General.” A redemption will be treated as a sale or exchange if the redemption:

•	results in a “complete redemption” of your stock interest in our Company under Section 302(b)(3) of the Internal Revenue Code;

•	is a “substantially disproportionate” redemption with respect to you under Section 302(b)(2) of the Internal Revenue Code; or

•	is “not essentially equivalent to a dividend” with respect to you under Section 302(b)(1) of the Internal Revenue Code.

In determining whether any of these tests has been met, you must take into account not only shares of Series A Preferred Stock and our common stock that you actually own, but also shares that you constructively own within the meaning of Section 318 of the Internal Revenue Code.

A redemption will be treated as “not essentially equivalent to a dividend” if it results in a “meaningful reduction” in your stock interest in our Company, which will depend on your particular facts and circumstances at such time. If, as a result of the redemption, your relative stock interest in our Company is minimal, you exercise no control over our corporate affairs, and you suffer a reduction in your proportionate interest in our Company, including any stock you constructively own, you generally should be regarded as having suffered a meaningful reduction in your interest in our Company.

Satisfaction of the “complete redemption” and “substantially disproportionate” exceptions is dependent upon compliance with the objective tests set forth in Section 302(b)(3) and Section 302(b)(2) of the Internal Revenue Code. A redemption will result in a “complete redemption” if either all of our stock actually and constructively owned by you is exchanged in the redemption or all of our stock actually owned by you is exchanged in the redemption and you are eligible to waive, and you effectively waive, the attribution of our stock constructively owned by you in accordance with the procedures described in Section 302(c)(2) of the Internal Revenue Code. A distribution to you will be “substantially disproportionate” if the percentage of our outstanding voting stock actually and constructively owned by you immediately following the redemption, treating shares of Series A Preferred Stock exchanged in the redemption as not outstanding, is less than 80% of the percentage of our outstanding voting stock actually and constructively owned by you immediately before the redemption, treating shares of Series A Preferred Stock exchanged in the redemption as outstanding, and immediately following the redemption you own stock representing less than 50% of the total combined voting power of our stock. However, a redemption does not qualify for the “substantially disproportionate” exception if the stock redeemed is only non-voting stock, and for this purpose, stock which does not have voting rights until the happening of an event is not voting stock until the happening of the specified event. Accordingly, any redemption of Series A Preferred Stock will more than likely not qualify for the “substantially disproportionate” exception because such Series A Preferred Stock only has voting rights in certain limited circumstances, although it would qualify in the event such circumstances arise (see “Description of Series A Preferred Stock — Voting Rights”).

If the redemption does not constitute a sale or exchange, your receipt of cash will be treated as a taxable distribution. For information about the U.S. federal income tax consequences of the receipt of a distribution, see generally “— Distributions in General” above. If a redemption is treated as a distribution, your tax basis in the shares of Series A Preferred Stock redeemed should be added to your basis in any other shares of our stock actually or constructively owned by you.

Sale or Other Taxable Disposition of Series A Preferred Stock.  Upon a sale or other taxable disposition of Series A Preferred Stock, you generally will recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property you receive on the sale or other disposition of the Series A Preferred Stock and your adjusted tax basis in such Series A Preferred Stock. The capital gain or loss will be long-term capital gain or loss if your holding period for the Series A Preferred Stock is longer than one year. You should consult your own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and noncorporate taxpayers.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply with respect to payments of dividends on the Series A Preferred Stock and to certain payments of proceeds on the sale, redemption or other taxable disposition of the Series A Preferred Stock. Such payments will be subject to backup withholding at a rate of 28% unless the beneficial owner of such Series A Preferred Stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. In addition, if the Series A Preferred Stock is sold to or through a “broker,” the broker may be required to withhold such percentage of the entire sales price, unless either the broker determines that the seller is a corporation or other exempt recipient or the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the Internal Revenue Service, unless the broker determines that the seller is an exempt recipient. The term “broker,” as defined by the Treasury Regulations, includes all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to you is allowable as a credit against your U.S. federal income tax, which may entitle you to a refund, provided that you furnish the required information to the Internal Revenue Service. In addition, certain penalties may be imposed by the Internal Revenue Service on a holder who is required to supply information, but does not do so in the proper manner.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriter, Ferris, Baker Watts, Incorporated, has agreed to purchase from us the offered shares of Series A Preferred Stock at a public offering price, less the underwriting discounts, commissions and advisory fees set forth on the cover page of this prospectus supplement.

The underwriting agreement provides that the obligations of the underwriter to purchase the shares of Series A Preferred Stock offered hereby are subject to certain conditions precedent and that the underwriter will purchase all of the shares of Series A Preferred Stock offered by this prospectus supplement, other than those covered by the option to purchase additional shares described below, if any of these shares are purchased.

The underwriter initially proposes to offer the shares of Series A Preferred Stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $0.50 per share under the public offering price. The underwriter may allow, and these dealers may re-allow, a concession of not more than $0.30 per share to other dealers. After the initial offering of Series A Preferred Stock, the offering price and other selling terms may be varied by the underwriter from time to time.

We have granted to the underwriter an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 210,000 additional shares of Series A Preferred Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of the Series A Preferred Stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of Series A Preferred Stock to the underwriter to the extent the option is exercised. If any additional shares of Series A Preferred Stock are purchased, the underwriter will offer the additional shares on the same terms as those on which the 1,400,000 shares are being offered.

The following table shows the per share and total public offering price, underwriting discount and proceeds, before expense, to us, assuming either no exercise or full exercise of the underwriter’s option to purchase additional shares of Series A Preferred Stock:

		Total
	Per Share	No Exercise	Full Exercise

Public offering price	$25.0000	$35,000,000	$40,250,000
Underwriting discount and commission	$0.8750	$1,225,000	$1,408,750
Proceeds, before expenses, to us	$24.1250	$33,775,000	$38,841,250

We have agreed to pay an advisory fee equal to 1.5% of the public offering price ($0.3750 per share and $525,000 in total, or $603,750 if the underwriter exercises its option in full) to the underwriter. This advisory fee is not included in the underwriting discounts and commissions set forth above or on the cover of this prospectus supplement.

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts, commissions and advisory fees, will be approximately $250,000.

Our shares of Series A Preferred Stock have been accepted for trading on The NASDAQ Capital Market under the symbol “DBLEP”. We expect trading of the Series A Preferred Stock to commence on July 3, 2007, on a when-issued basis. The underwriter has advised us that it intends to make a market in the shares prior to the commencement of trading in The NASDAQ Capital Market. The underwriter will have no obligation to make a market in the shares of Series A Preferred Stock, however, and may cease market-making activities, if commenced, at any time.

We have agreed to indemnify the underwriter against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of any of these liabilities.

In connection with the offering, the underwriter may purchase and sell shares of our Series A Preferred Stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

•	Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares of Series A Preferred Stock from us in the offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option.

•	Naked short sales are any sales in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market prior to completion of the offering.

•	Stabilizing transactions consist of various bids for or purchases of our Series A Preferred Stock made by the underwriter in the open market prior to the completion of the offering.

•	The underwriter may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriter have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

•	Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our Series A Preferred Stock. Additionally, these purchases, along with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our Series A Preferred Stock. As a result, the price of our Series A Preferred Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected in The NASDAQ Capital Market, in the over-the-counter market or otherwise and may be discontinued at any time.

This prospectus supplement and the accompanying prospectus in electronic format are being made available on Internet web sites maintained by the underwriter of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by the underwriter is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus form a part.

The underwriter has provided investment banking services to us in the past and may do so in the future. It has received customary fees and commissions for these services. In particular, Ferris, Baker Watts, Incorporated was the underwriter of our $10.1 million common stock public offering in January 2007.

In compliance with any National Association of Securities Dealers, Inc. (NASD) guidelines, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of securities offered pursuant to this prospectus supplement.

We expect that delivery of the Series A Preferred Stock will be made against payment therefor on or about July 5, 2007 which is the third business day following the date of this prospectus supplement. Under Rule 15(c)6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the shares before July 5, 2007 will be required, by virtue of the fact that any such trade will settle in more than three business days, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisor with respect to these matters.

LEGAL MATTERS

The validity of the shares of Series A Preferred Stock offered hereby will be passed upon for us by Patton Boggs LLP, Denver, Colorado. Certain partners of Patton Boggs LLP own approximately 50,500 shares of the Company’s common stock. In addition, certain partners of Patton Boggs LLP are beneficial owners of an aggregate 1.125% working interest and a nominee holder (no beneficial ownership) for an additional 2.875% in certain oil and gas leases in a project area in which we are the operator and also a working interest owner. Certain legal matters relating to this offering and the Series A Preferred Stock will be passed upon for the underwriter by Venable LLP, Baltimore, Maryland. A partner of Venable LLP owns approximately 2,700 shares of the Company’s common stock.

EXPERTS

Our consolidated financial statements as of December 31, 2006 and December 31, 2005, and for each of the three years in the period ended December 31, 2006, incorporated by reference in this prospectus supplement and the attached prospectus have been audited by Hein & Associates LLP, an independent registered public accounting firm, as stated in their report appearing in our Annual Report on Form 10-K for the year ended December 31, 2006, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The historical reserve information prepared by Netherland Sewell & Associates Inc. incorporated by reference in this prospectus supplement and the attached prospectus has been included herein in reliance upon the authority of such firm as experts with respect to matters contained in such reserve reports.

WHERE YOU CAN FIND MORE INFORMATION

Our SEC filings are available to the public over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and copy charges. Also, using our website, http://www.dble.us, you can access electronic copies of documents we file with the SEC, including the registration statement of which this prospectus is a part, our annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing, emailing or telephoning our office, which is 1675 Broadway, Suite 2200, Denver, CO 80202, (303) 794-8445.

We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of these securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement. You can get a copy of the registration statement, at prescribed rates, from the SEC at the address listed above.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (other than information deemed to have been furnished to, and not filed in accordance with, SEC rules) until we sell all of the securities or until the offering is completed.

•	Annual Report on Form 10-K for the year ended December 31, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007; and

•	Our Current Reports on Form 8-K filed on January 18, 2007, March 15, 2007 (two separate filings), May 29, 2007 and June 11, 2007.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Double Eagle Petroleum Co.
1675 Broadway, Suite 2200
Denver, Colorado 80202
Attn: John Campbell, Investor Relations
(303) 794-844

PROSPECTUS
$200,000,000

DOUBLE EAGLE PETROLEUM CO.

Debt Securities

Common Stock

Preferred Stock

Warrants

Common Stock Purchase Contracts

Stock Purchase Units

By this prospectus Double Eagle Petroleum Co. may from time to time offer senior debt securities, subordinated debt securities, convertible debt securities, common stock, preferred stock, warrants, contracts to purchase shares of common stock and/or stock purchase units.

This prospectus provides a general description of the securities we may offer. Supplements to this prospectus will describe the specific terms of the securities we actually offer. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that describes those securities.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “DBLE”.

Before you invest, you should carefully read this prospectus, any applicable prospectus supplement and any information under the heading “Risk Factors.”

We may sell these securities to or through underwriters, to other purchasers and/or through agents. The accompanying prospectus supplement will specify the names of any underwriters or agents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2006

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
AND CAUTIONARY STATEMENTS

This prospectus and the documents incorporated into this prospectus by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. All statements other than statements of historical fact included in or incorporated into this prospectus regarding our financial position, business strategy, plans and objectives of our management for future operations and capital expenditures are forward-looking statements. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we cannot be sure that these expectations will prove to be correct.

Additional statements concerning important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus and in the documents incorporated into this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total offering price of $200,000,000 including the U.S. dollar equivalent of non-U.S. dollar offerings. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the additional information described below under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making offers to sell or solicitations to buy the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making that offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. You should not assume that the information in this prospectus or any prospectus supplement, as well as the information we previously filed with the SEC that we incorporate by reference in this prospectus or any prospectus supplement, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus, “Double Eagle Petroleum,” “we,” “us,” and “our” mean Double Eagle Petroleum Co. Unless otherwise stated, the dollar amounts contained in this prospectus and any accompanying prospectus supplement are presented in U.S. dollars.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC in accordance with the Exchange Act. Our SEC filings can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. In addition, these materials we filed electronically with the SEC are available at the SEC’s World Wide Web site at http://www.sec.gov. The SEC’s World Wide Web site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information about the operation of the SEC’s public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330.

The SEC allows us to “incorporate by reference” the information we file with them, which means: incorporated documents are considered part of this prospectus; we can disclose important information to you by referring to those documents; and information we file with the SEC will automatically update and supersede this incorporated information.

We incorporate by reference the documents we have filed under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, including those listed below:

•	Our Annual Report on Form 10-K, as amended, for the year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006, June 30, 2006 and March 31, 2006;

•	Our Current Reports on Form 8-K filed with the SEC on May 26, 2006, June 16, 2006, August 2, 2006, and August 7, 2006;

•	Any reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering made under this prospectus; and

•	The description of our common stock contained in our Form 8-A filed with the SEC on December 10, 1996.

We will provide without charge to each person to whom a copy of this prospectus has been delivered, upon written or oral request, a copy of any or all of the documents referred to above that have been or may be incorporated in this prospectus by reference. Requests for copies should be directed to Stephen H. Hollis, President, Double Eagle Petroleum Co., 777 Overland Trail (P.O. Box 766), Casper, Wyoming 82602, telephone (307) 237-9330.

DOUBLE EAGLE PETROLEUM

Double Eagle Petroleum was formed in 1972 and is a Maryland corporation. We explore for, develop, produce and sell natural gas and crude oil. We concentrate our activities in areas in which we believe we have accumulated detailed geologic knowledge and developed significant management experience. Our current areas of exploration and development are focused in:

•	the Green River Basin in southwestern Wyoming;

•	the Powder River Basin in northeastern Wyoming;

•	the Washakie Basin in south central Wyoming;

•	the Wind River Basin in central Wyoming; and

•	the Christmas Meadows area in northeastern Utah.

We also have undeveloped acreage in other basins and are evaluating the possibility of additional activity in other areas. As of December 31, 2005, we owned interests in a total of 626 producing wells, with natural gas constituting approximately 97 percent and crude oil constituting approximately 3 percent of our production (assuming six Mcf of gas production equals one barrel of oil production).

Our corporate office is located at 777 Overland Trail (P.O. Box 766), Casper, Wyoming 82602. Our telephone number is (307) 237-9330.

RISK FACTORS

You should carefully consider the factors contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 under the heading “Description of Business and Properties — Risk Factors” before investing in our securities. You should also consider similar information contained in any Annual Report on Form 10-K or other document filed by us with the SEC after the date of this prospectus before deciding to invest in our securities. If applicable, we will include in any prospectus supplement a description of those significant factors that could make the offering described herein speculative or risky.

RATIOS OF EARNINGS TO FIXED CHARGES
AND TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends were as follows for the periods indicated in the table below.

	Nine Months				Four Months
	Ended	Years Ended			Ended	Years Ended
	September 30,	December 31,			December 31,	August 31,
	2006	2005	2004	2003	2002	2002	2001

Ratio of Earnings to Fixed Charges	9.00	86.18	370.61	6.40	(1)	(1)	5.15
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	9.00	86.18	370.61	6.40	(2)	(2)	5.15

(1)	Earnings for the four months ended December 31, 2002 and year ended August 31, 2002, were insufficient to cover fixed charges by $107,788 and $2,847,101, respectively.

(2)	Earnings for the four months ended December 31, 2002 and the year ended August 31, 2002 were insufficient to cover fixed charges and preferred stock dividends by $107,788 and $2,847,101, respectively.

Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and preferred stock dividends were computed based on:

“earnings,” which is the amount resulting from adding:

•	pretax income from continuing operations;

•	fixed charges; and

•	amortization of capitalized interest.

and subtracting:

•	interest capitalized,

“fixed charges,” which means the sum of the following:

•	interest expensed and capitalized;

•	amortized premiums, discounts and capitalized expenses related to indebtedness; and

•	an estimate of the interest within rental expense.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, we expect to use the net proceeds from the sale of our securities for general corporate purposes, which may include, among other things, reduction or refinancing of debt or other corporate obligations, the financing of capital expenditures, acquisitions and additions to our working capital.

The actual application of proceeds from the sale of any particular tranche of securities issued hereunder will be described in the applicable prospectus supplement relating to such tranche of securities. The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other funds. We currently have no plans for specific use of the net proceeds. We will specify the principal purposes for which the net proceeds from the sale of our securities will be used in a prospectus supplement at the time of sale. Until we use the net proceeds from the sale of the securities for these purposes, we may place the net proceeds in temporary investments.

THE SECURITIES WE MAY OFFER

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplement, summarize all the material terms and provisions of the various types of securities that we may offer. The particular terms of the securities offered by any prospectus supplement will be described in that prospectus supplement. If indicated in an applicable prospectus supplement, the terms of the securities may differ from the terms summarized below. An applicable prospectus supplement will also contain information, where applicable, about material U.S. federal income tax considerations relating to the securities, and the securities exchange, if any, on which the securities will be listed.

We may sell from time to time, in one or more offerings:

•	senior debt securities;

•	subordinated debt securities;

•	convertible debt;

•	common stock and related rights;

•	preferred stock;

•	warrants;

•	common stock purchase contracts; or

•	stock purchase units.

If we issue securities at a discount from their original stated principal or liquidation amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the securities as the total original principal or liquidation amount of the securities.

This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit from time to time in the form of one or more series of debt securities. The applicable prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities.

Any debt securities issued using this prospectus (“Debt Securities”) will be our direct unsecured general obligations. The Debt Securities will be either our senior debt securities (“Senior Debt Securities”) or our subordinated debt securities (“Subordinated Debt Securities”). The Senior Debt Securities and the Subordinated Debt Securities will be issued under separate Indentures between us and a trustee chosen by us and qualified to act as a trustee under the Trust Indenture Act of 1939 (the “Trustee”). Senior Debt Securities will be issued under a “Senior Indenture” and Subordinated Debt Securities will be issued under a “Subordinated Indenture.” Together, the Senior Indenture and the Subordinated Indenture are called “Indentures.”

We have summarized selected provisions of the Indentures below. The summary is not complete. The form of each Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the Indentures for provisions that may be important to you. In the summary below we have included references to article or section numbers of the applicable Indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular article or sections or defined terms of the Indentures, those article or sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the Indentures.

General

The Indentures provide that Debt Securities in separate series may be issued thereunder from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for the Debt Securities of any series (Section 2.05). We will determine the terms and conditions of the Debt Securities, including the maturity, principal and interest, but those terms must be consistent with the Indenture.

The Senior Debt Securities will rank equally with all of our other senior unsecured and unsubordinated debt (“Senior Debt”). The Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all of our Senior Debt (as defined) as described under “— Subordination of Subordinated Debt Securities” and in the prospectus supplement applicable to any Subordinated Debt Securities.

The applicable prospectus supplement will set forth the price or prices at which the Debt Securities to be offered will be issued and will describe the following terms of such Debt Securities:

•	the title of the Debt Securities;

•	whether the Debt Securities are Senior Debt Securities or Subordinated Debt Securities and, if Subordinated Debt Securities, the related subordination terms;

•	whether the Debt Securities will be issued as registered securities, bearer securities or a combination of both;

•	any limit on the aggregate principal amount of the Debt Securities;

•	the dates on which the principal of the Debt Securities will mature;

•	the interest rate that the Debt Securities will bear and the interest payment dates for the Debt Securities or the method to determine each;

•	the place or places where payments on the Debt Securities will be payable;

•	whether the Debt Securities will be issued in the form of one or more global securities and whether such global securities will be issued in a temporary global form or permanent global form;

•	any terms upon which the Debt Securities may be redeemed, in whole or in part, at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

•	the portion of the principal amount, if less than all, of the Debt Securities that will be payable upon declaration of acceleration of the Maturity of the Debt Securities;

•	whether the Debt Securities are defeasible;

•	any addition to or change in the Events of Default;

•	whether the Debt Securities will be issued pursuant to a medium-term note program;

•	whether the Debt Securities are convertible into our common stock, preferred stock or any of our other securities and, if so, the terms and conditions upon which conversion will be effected, including the initial conversion price or conversion rate and any adjustments thereto and the conversion period;

•	any addition to or change in the covenants in the Indenture applicable to the Debt Securities; and

•	any other terms of the Debt Securities not inconsistent with the provisions of the Indenture (Section 2.05).

The Indentures do not limit the amount of Debt Securities that may be issued. Each Indenture allows Debt Securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt Securities, including Original Issue Discount Securities bearing no interest or bearing interest which at the time of issuance is below market rate, may be sold at a substantial discount below their principal amount. Special United States federal income tax considerations applicable to Debt Securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special United States federal income tax or other considerations applicable to any Debt Securities that are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

Senior Debt Securities

The Senior Debt Securities will be our unsecured senior obligations and will rank equally with all other senior unsecured and unsubordinated debt. The Senior Debt Securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness whether existing at the date of the Senior Indenture or subsequently incurred. Except as provided in the applicable Senior Indenture or specified in any authorizing resolution or supplemental indenture relating to a series of Senior Debt Securities to be issued, the Senior Indenture will not limit the amount of additional indebtedness that may rank equally with the Senior Debt Securities or the amount of indebtedness, secured or otherwise, that may be incurred or preferred stock that may be issued by any of our subsidiaries.

Subordination of Subordinated Debt Securities

The indebtedness evidenced by the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture with respect to each series of Subordinated Debt Securities, be subordinate in right of payment to the prior payment in full of all of our secured indebtedness and Senior Debt, including the Senior Debt Securities, whether existing at the date of the Senior Indenture or subsequently incurred (Article XIII of the Subordinated Indenture). The prospectus supplement relating to any Subordinated Debt Securities will summarize the subordination provisions of the Subordinated Indenture applicable to that series including:

•	the applicability and effect of such provisions upon any payment or distribution respecting that series following any liquidation, dissolution or other winding-up, or any assignment for the benefit of creditors or other marshaling of assets or any bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions in the event of specified defaults with respect to any Senior Debt, including the circumstances under which and the periods in which we will be prohibited from making payments on the Subordinated Debt Securities; and

•	the definition of Senior Debt applicable to the Subordinated Debt Securities of that series and, if the series is issued on a senior subordinated basis, the definition of Subordinated Debt applicable to that series.

The prospectus supplement will also describe as of a recent date the approximate amount of Senior Debt to which the Subordinated Debt Securities of that series will be subordinated.

The failure to make any payment on any of the Subordinated Debt Securities by reason of the subordination provisions of the Subordinated Indenture described in the prospectus supplement will not be construed as preventing the occurrence of an Event of Default with respect to the Subordinated Debt Securities arising from any such failure to make payment.

The subordination provisions described above will not be applicable to payments in respect of the Subordinated Debt Securities from a defeasance trust established in connection with any legal defeasance or covenant defeasance of the Subordinated Debt Securities as described under “— Legal Defeasance and Covenant Defeasance.”

Conversion Rights

The Debt Securities may be converted into other securities of our company, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at the option of the holders of such series of Debt Securities or at the option of our company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Debt Securities.

Denomination, Exchange and Transfer

The Debt Securities of each series will be issuable, unless otherwise specified in the applicable prospectus supplement, only in denominations of $1,000 and integral multiples thereof (Section 2.08).

Registered securities of any series that are not Global Securities will be exchangeable for other registered securities of the same series and of like aggregate principal amount and tenor in different authorized denominations. In addition, if debt securities of any series are issuable as both registered securities and bearer securities, the holder may choose, upon written request, and subject to the terms of the applicable indenture, to exchange bearer securities and the appropriate related coupons of that series into registered securities of the same series of any authorized denominations and of like aggregate principal amount and tenor. Bearer securities with attached coupons surrendered in exchange for registered securities between a regular record date or a special record date and the relevant date for interest payment shall be surrendered without the coupon relating to the interest payment date. Interest will not be payable with respect to the registered security issued in exchange for that bearer security. That interest will be payable only to the holder of the coupon when due in accordance with the terms of the indenture. Bearer securities will not be issued in exchange for registered securities.

You may present registered securities for registration of transfer, together with a duly executed form of transfer, at the office of the security registrar or at the office of any transfer agent designated by us for that purpose with respect to any series of debt securities and referred to in the applicable prospectus supplement. This may be done without service charge but upon payment of any taxes and other governmental charges as described in the applicable indenture. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We will appoint the Trustee as security registrar for each Indenture. If a prospectus supplement refers to any transfer agents initially designated by us with respect to any series of debt securities in addition to the security registrar, we may at any time rescind the designation of any of those transfer agents or approve a change in the location through which any of those transfer agents acts. If, however, debt securities of a series are issuable solely as registered securities, we will be required to maintain a transfer agent in each place of payment for that series, and if debt securities of a series are issuable as bearer securities, we will be required to maintain a transfer agent in a place of payment for that series located outside of the United States in addition to the security registrar. We may at any time designate additional transfer agents with respect to any series of debt securities. The Debt Security Registrar and any other transfer agent initially designated by us for any Debt Securities will be named in the applicable prospectus supplement (Section 2.06). We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each Place of Payment for the Debt Securities of each series (Section 4.02).

If the Debt Securities of any series (or of any series and specified tenor) are to be redeemed in part, we will not be required to (1) issue, register the transfer of or exchange any Debt Security of that series (or of that series and specified tenor, as the case may be) during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Debt Security that may be selected for redemption and ending at the close of business on the day of such mailing or (2) register the transfer of or exchange any Debt Security so selected for redemption, in whole or in part, except the unredeemed portion of any such Debt Security being redeemed in part (Section 2.09).

Global Securities

Some or all of the Debt Securities of any series may be represented, in whole or in part, by one or more Global Securities that will have an aggregate principal amount equal to that of the Debt Securities they represent. Each

Global Security will be registered in the name of a Depositary or its nominee identified in the applicable prospectus supplement, will be deposited with such Depositary or nominee or its custodian and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form.

Notwithstanding any provision of the Indentures or any Debt Security described in this prospectus, no Global Security, unless its terms so expressly permit, may be exchanged in whole or in part for Debt Securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless:

(1) the Depositary has notified us that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, and in either case we fail to appoint a successor Depositary within 90 days;

(2) an Event of Default with respect to the Debt Securities represented by such Global Security has occurred and is continuing and the Trustee has received a written request from the Depositary to issue certificated Debt Securities; or

(3) other circumstances exist, in addition to or in lieu of those described above, as may be described in the applicable prospectus supplement.

All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct (Section 2.17).

As long as the Depositary, or its nominee, is the registered holder of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and Holder of such Global Security and the Debt Securities that it represents for all purposes under the Debt Securities and the applicable Indenture (Section 2.17). Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Debt Securities that it represents registered in their names, will not receive or be entitled to receive physical delivery of certificated Debt Securities in exchange for those interests and will not be considered to be the owners or Holders of such Global Security or any Debt Securities that it represents for any purpose under the Debt Securities or the applicable Indenture. All payments on a Global Security will be made to the Depositary or its nominee, as the case may be, as the Holder of the security. The laws of some jurisdictions require that some purchasers of Debt Securities take physical delivery of such Debt Securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depositary or its nominee (“participants”) and to persons that may hold beneficial interests through participants. In connection with the issuance of any Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of Debt Securities represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interests) or any such participant (with respect to interests of persons held by such participants on their behalf). Payments, transfers, exchanges and other matters relating to beneficial interests in a Global Security may be subject to various policies and procedures adopted by the Depositary from time to time. None of us, any Trustee or any agent of ours will have any responsibility or liability for any aspect of the Depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a Debt Security on any Interest payment date will be made to the Person in whose name such Debt Security (or one or more Predecessor Debt Securities) is registered at the close of business on the regular record date for such interest (Section 2.14).

Unless otherwise indicated in the applicable prospectus supplement, principal of and any premium and interest on the Debt Securities of a particular series will be payable at the office of such Paying Agent or Paying Agents as we may designate for such purpose from time to time, except that at our option payment of any interest on Debt Securities in certificated form may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register. Unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the Trustee under the Senior Indenture in The City of New York will be designated as sole Paying Agent for payments with respect to Senior Debt Securities of each series, and the corporate trust office of the Trustee under the Subordinated Indenture in The City of New York will be designated as the sole Paying Agent for payment with respect to Subordinated Debt Securities of each series. Any other Paying Agents initially designated by us for the Debt Securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for the Debt Securities of a particular series (Section 4.02).

Subject to any applicable abandoned property law, all money paid by us to a Paying Agent for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the Holder of such Debt Security thereafter may look only to us for payment (Section 11.05).

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any Person (a “successor Person”), and may not permit any Person to consolidate with or merge into us, unless:

(1) the successor Person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the Debt Securities and under the Indentures;

(2) immediately before and after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, has occurred and is continuing; and

(3) several other conditions, including any additional conditions with respect to any particular Debt Securities specified in the applicable prospectus supplement, are met (Section 10.01).

Highly Leveraged Transaction

The general provisions of the Indentures do not afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving our company that may adversely affect holders of the Debt Securities.

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an Event of Default under the applicable Indenture with respect to Debt Securities of any series:

(1) failure to pay principal of or any premium on any Debt Security of that series when due, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(2) failure to pay any interest on any Debt Securities of that series when due, continued for 30 days, whether or not, in the case of Subordinated Debt Securities, such payment is prohibited by the subordination provisions of the Subordinated Indenture;

(3) failure to deposit any sinking fund payment, when due, in respect of any Debt Security of that series, whether or not, in the case of Subordinated Debt Securities, such deposit is prohibited by the subordination provisions of the Subordinated Indenture;

(4) failure to perform or comply with the provisions described under “— Consolidation, Merger and Sale of Assets”;

(5) failure to perform any of our other covenants in such Indenture (other than a covenant included in such Indenture solely for the benefit of a series other than that series), continued for 90 days after written notice has been given, as provided in such Indenture;

(6) Indebtedness of ourself, or any Restricted Subsidiary, is not paid within any applicable grace period after final maturity or is accelerated by its holders because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10,000,000;

(7) any judgment or decree for the payment of money in excess of $20,000,000 is entered against us or any Restricted Subsidiary remains outstanding for a period of 60 consecutive days following entry of such judgment and is not discharged, waived or stayed; and

(8) certain events of bankruptcy, insolvency or reorganization affecting us or any Restricted Subsidiary. (Section 6.01).

If an Event of Default (other than an Event of Default with respect to Double Eagle Petroleum described in clause (8) above) with respect to the Debt Securities of any series at the time Outstanding occurs and is continuing, either the applicable Trustee or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series by notice as provided in the Indenture may declare the principal amount of the Debt Securities of that series (or, in the case of any Debt Security that is an Original Issue Discount Debt Security, such portion of the principal amount of such Debt Security as may be specified in the terms of such Debt Security) to be due and payable immediately. If an Event of Default with respect to Double Eagle Petroleum described in clause (8) above with respect to the Debt Securities of any series at the time Outstanding occurs, the principal amount of all the Debt Securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the applicable Trustee or any Holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in principal amount of the Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the applicable Indenture (Section 6.01). For information as to waiver of defaults, see “— Modification and Waiver” below.

Subject to the provisions of the Indentures relating to the duties of the Trustees in case an Event of Default has occurred and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the Holders, unless such Holders have offered to such Trustee reasonable indemnity (Section 6.04). Subject to such provisions for the indemnification of the Trustees, the Holders of a majority in principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series (Section 6.06).

No Holder of a Debt Security of any series will have any right to institute any proceeding with respect to the applicable Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless:

(1) such Holder has previously given to the Trustee under the applicable Indenture written notice of a continuing Event of Default with respect to the Debt Securities of that series;

(2) the Holders of at least 25% in principal amount of the Outstanding Debt Securities of that series have made written request, and such Holder or Holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee; and

(3) the Trustee has failed to institute such proceeding, and has not received from the Holders of a majority in principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 6.04).

However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security or, if applicable, to convert such Debt Security (Section 6.04).

We will be required to furnish to each Trustee annually a statement by certain of our officers as to whether or not we, to their knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the applicable Indenture and, if so, specifying all such known defaults (Section 4.06).

Modification and Waiver

Modifications and amendments of an Indenture may be made by us and the applicable Trustee with the consent of the Holders of a majority in principal amount of the Outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby:

•	change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security;

•	reduce the principal amount of, or any premium or interest on, any Debt Security;

•	reduce the amount of principal of an Original Issue Discount Security or any other Debt Security payable upon acceleration of the Maturity thereof;

•	change the place or currency of payment of principal of, or any premium or interest on, any Debt Security;

•	impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any Debt Security;

•	modify the subordination provisions in the case of Subordinated Debt Securities, or modify any conversion provisions, in either case in a manner adverse to the Holders of the Subordinated Debt Securities;

•	reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture;

•	reduce the percentage in principal amount of Outstanding Debt Securities of any series necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify such provisions with respect to modification, amendment or waiver (Section 9.02).

The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive compliance by us with certain restrictive provisions of the applicable Indenture (Section 6.06). The Holders of a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default under the applicable Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the Holder of each Outstanding Debt Security of such series (Section 6.06).

Each of the Indentures provides that in determining whether the Holders of the requisite principal amount of the Outstanding Debt Securities have given or taken any direction, notice, consent, waiver or other action under such Indenture as of any date:

•	the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal that would be due and payable as of such date upon acceleration of maturity to such date;

•	if, as of such date, the principal amount payable at the Stated Maturity of a Debt Security is not determinable (for example, because it is based on an index), the principal amount of such Debt Security deemed to be Outstanding as of such date will be an amount determined in the manner prescribed for such Debt Security; and

•	the principal amount of a Debt Security denominated in one or more foreign currencies or currency units that will be deemed to be Outstanding will be the United States-dollar equivalent, determined as of such date in the manner prescribed for such Debt Security, of the principal amount of such Debt Security (or, in the case of a Debt Security described in clause (1) or (2) above, of the amount described in such clause).

Certain Debt Securities, including those owned by us or any of our Affiliates, will not be deemed to be Outstanding (Section 8.03).

Except in certain limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the Holders of Outstanding Debt Securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the applicable Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by Holders. If a record date is set for any action to be taken by Holders of a particular series, only persons who are Holders of Outstanding Debt Securities of that series on the record date may take such action.

Satisfaction and Discharge

Each Indenture will be discharged and will cease to be of further effect as to all outstanding Debt Securities of any series issued thereunder, when:

(1) either:

(a) all outstanding Debt Securities of that series that have been authenticated (except lost, stolen or destroyed Debt Securities that have been replaced or paid and Debt Securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all outstanding Debt Securities of that series that have not been delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee and in any case we have irrevocably deposited with the Trustee as trust funds money in an amount sufficient, without consideration of any reinvestment of interest, to pay the entire indebtedness of such Debt Securities not delivered to the Trustee for cancellation, for principal, premium, if any, and accrued interest to the Stated Maturity or redemption date;

(2) we have paid or caused to be paid all other sums payable by us under the Indenture with respect to the Debt Securities of that series; and

(3) we have delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge of the Indenture with respect to the Debt Securities of that series have been satisfied (Article XI).

Legal Defeasance and Covenant Defeasance

If and to the extent indicated in the applicable prospectus supplement, we may elect, at our option at any time, to have the provisions of Section 11.02, relating to defeasance and discharge of indebtedness, which we call “legal defeasance,” or relating to defeasance of certain restrictive covenants applied to the Debt Securities of any series, or to any specified part of a series, which we call “covenant defeasance.”

Legal Defeasance.  The Indentures provide that, upon our exercise of our option (if any) to have Section 11.02 applied to any Debt Securities, we will be discharged from all our obligations, and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, with respect to such Debt Securities (except for certain obligations to convert, exchange or register the transfer of Debt Securities, to replace stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold monies for payment in trust) upon the deposit in trust for the benefit of the Holders of such Debt Securities of money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such defeasance or discharge may occur only if, among other things:

•	we have delivered to the applicable Trustee an Opinion of Counsel to the effect that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

•	no Event of Default or event that with the passing of time or the giving of notice, or both, shall constitute an Event of Default shall have occurred and be continuing at the time of such deposit or, with respect to any Event of Default described in clause (8) under “— Events of Default,” at any time until 121 days after such deposit;

•	such deposit and legal defeasance will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or by which we are bound;

•	in the case of Subordinated Debt Securities, at the time of such deposit, no default in the payment of all or a portion of principal of (or premium, if any) or interest on any of our Senior Debt shall have occurred and be continuing, no event of default shall have resulted in the acceleration of any of our Senior Debt and no other event of default with respect to any of our Senior Debt shall have occurred and be continuing permitting after notice or the lapse of time, or both, the acceleration thereof; and

•	we have delivered to the Trustee an Opinion of Counsel to the effect that such deposit shall not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940 (Section 11.03).

Covenant Defeasance.  The Indentures provide that, upon our exercise of our option (if any) to have Section 11.02 applied to any Debt Securities, we may omit to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, the occurrence of certain Events of Default, which are described above in clause (5) (with respect to such restrictive covenants) and clauses (6) and (7) under “— Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an Event of Default and, if such Debt Securities are Subordinated Debt Securities, the provisions of the Subordinated Indenture relating to subordination will cease to be effective, in each case with respect to such Debt Securities. In order to exercise such option, we must deposit, in trust for the benefit of the Holders of such Debt Securities, money or United States Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on such Debt Securities on the respective Stated Maturities in accordance with the terms of the applicable Indenture and such Debt Securities. Such covenant defeasance may occur only if we have delivered to the applicable Trustee an Opinion of Counsel that in effect says that Holders of such Debt Securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), (4) and (5) above are satisfied. If we exercise this option with respect to any Debt Securities and such Debt Securities were declared due and payable because of the occurrence of any Event of Default, the amount of money and United States Government Obligations so deposited in trust would be sufficient to pay amounts due on such Debt Securities at the time of their respective Stated Maturities but may not be sufficient to pay amounts due on such Debt Securities upon any acceleration resulting from such Event of Default. In such case, we would remain liable for such payments (Section 11.02).

Notices

Notices to Holders of Debt Securities will be given by mail to the addresses of such Holders as they may appear in the Security Register (Section 12.03).

Title

We, the Trustees and any of our agents may treat the Person in whose name a Debt Security is registered as the absolute owner of the Debt Security (whether or not such Debt Security may be overdue) for the purpose of making payment and for all other purposes (Section 8.03).

Governing Law

The Indentures and the Debt Securities will be governed by, and construed in accordance with, the law of the State of New York (Section 12.04).

DESCRIPTION OF CAPITAL STOCK

Our authorized capital consists of 50,000,000 shares of common stock $.10 par value per share. Our articles of incorporation do not currently authorize preferred stock. In the future, we may amend our articles of incorporation to authorize the issuance of preferred stock. Any such amendment would require the approval of our holders of common stock. Our issued and outstanding shares of common stock as of October 31, 2006 consisted of 8,639,604 shares which were held by approximately 1,379 stockholders of record. The following is a description of our common stock.

The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our articles of incorporation and our bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

Common Stock

For all matters submitted to a vote of stockholders, holders of common stock are entitled to one vote for each share registered in his or her name on our books and they do not have cumulative voting rights. Each share of the common stock is entitled to share equally with each other share of common stock in dividends from sources legally available therefore, when, as, and if declared by the board of directors and, upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in the assets that are available for distribution to the holders of the common stock. We have not paid any cash dividends since our inception. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The board of directors is authorized to issue additional shares of common stock within the limits authorized by our Articles of Incorporation and without stockholder action.

Preferred Stock

If we amend our articles of incorporation to authorize preferred stock and then offer preferred stock, we will file the terms of the preferred stock with the SEC, and the prospectus supplement relating to that offering will include a description of the specific terms of the offering, including the following specific terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

If of our articles of incorporation were amended to authorize preferred stock, our board of directors would be authorized to designate and issue shares of preferred stock in one or more series without stockholder approval. Our board of directors would have discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, these effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.

Certain Provisions of our Articles of Incorporation and Maryland Law

Our Articles of Incorporation

Our articles of incorporation and our bylaws contain provisions that might be characterized as anti-takeover provisions. These provisions may deter or render more difficult proposals to acquire control of our company, including proposals a stockholder might consider to be in his or her best interest, impede or lengthen a change in membership of the board of directors and make removal of our management more difficult.

•	Filling Board of Directors Vacancies; Removal. Any vacancy or newly created directorship resulting from an increase in the authorized number of directors may be filled by the affirmative vote of the majority of directors then in office or by a sole remaining director. Any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the shares entitled to vote.

•	Unanimous Consent of Stockholders Required for Action by Written Consent. Under our bylaws, stockholder action may be taken without a meeting only by unanimous written consent of all of our stockholders.

•	No Cumulative Voting. The Maryland General Corporation Law provides that stockholders are not entitled to cumulative votes in the election of directors unless the articles of incorporation provide otherwise. Our articles of incorporation expressly prohibit cumulative voting.

Maryland Business Statutes

As a Maryland corporation, we are subject to the provisions of the Maryland General Corporation Law. Maryland law imposes restrictions on some business combinations and requires compliance with statutory procedures before some mergers and acquisitions can occur. These provisions of Maryland law may have the effect of discouraging offers to acquire us even if the acquisition would be advantageous to our stockholders. These provisions include:

•	Unsolicited takeover provisions. Maryland law provides that the board of directors of a Maryland corporation is not subject to higher duties with regard to actions taken in a takeover context. These provisions may make it more difficult to effect an unsolicited takeover of a Maryland corporation. Maryland law also allows publicly held corporations with at least three independent directors to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers.

•	Business combination with interested stockholders. The Maryland Business Combination Act provides that a Maryland corporation may not engage in business combinations with an “interested stockholder” or its affiliates, for five years after the most recent date on which the interested stockholder became an interested stockholder and thereafter unless the board approved the transaction the interested stockholder became an interested stockholder, or the Maryland corporation has exempted itself from the statute in its articles of incorporation. We have elected not to exempt the company from this statute. After the five-year period has elapsed, a corporation subject to the statute may not consummate a business combination with an interested stockholder unless:

•	the board of directors recommended the transaction, and

•	the transaction was approved by 80% of the outstanding shares of voting stock entitled to be cast and by 66 2/3% of the votes entitled to be cast by holders of voting stock other than shares owned by the interested stockholder.

•	Acquisition of control shares. The Maryland Control Share Acquisition Act provides, unless the Maryland corporation opts out of this statute, where a stockholder acquires issued and outstanding shares of a corporation’s voting stock within one of the following ranges:

•	one-tenth or more but less than one-third,

•	one-third or more but less than a majority, or

•	a majority or more,

stockholder approval of the acquisition must be obtained before the stockholder may vote the shares. The required stockholder vote is two-thirds of all votes entitled to be cast each time a stockholder acquires control shares in an amount sufficient to cross one of the thresholds noted above, excluding shares held by the corporation’s directors.

A person who has made or proposes to make a control share acquisition, upon satisfaction of the conditions set forth in the statute, including an acquiring person statement and an undertaking to pay expenses for a special meeting, may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days after the demand to consider the voting rights of the acquired shares. If no request for a special meeting is made, the corporation may present the matter at a stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem any or all of the control shares for fair value determined as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of those shares are considered and not approved. The corporation may not redeem shares for which voting rights have previously been approved. Fair value is determined without regard to the absence of voting rights for the control shares. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. A control share acquisition does not include any merger, consolidation or share exchange where we are a party to such transaction. Our bylaws do not contain a provision exempting acquisitions by any person of our shares of common stock from the control share acquisition statute.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of debt securities, common stock or other securities. Warrants may be issued independently or together with debt securities or common stock offered by any prospectus supplement and may be attached to or separate from any such offered securities. Series of warrants may be issued under a separate warrant agreement entered into between us and a bank or trust company, as warrant agent, all as will be set forth in the prospectus supplement relating to the particular issue of warrants. The warrant agent would act solely as our agent in connection with the warrants and would not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

The following summary of certain provisions of the warrants does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all provisions of the warrant agreements.

Reference is made to the prospectus supplement relating to the particular issue of warrants offered pursuant to such prospectus supplement for the terms of and information relating to such warrants, including, where applicable:

•	the designation, aggregate principal amount, currencies, denominations and terms of the series of debt securities purchasable upon exercise of warrants to purchase debt securities and the price at which such debt securities may be purchased upon such exercise;

•	the number of shares of common stock purchasable upon the exercise of warrants to purchase common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

•	the designation and number of units of other securities purchasable upon the exercise of warrants to purchase other securities and the price at which such number of units of such other securities may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	United States federal income tax consequences applicable to such warrants;

•	the amount of warrants outstanding as of the most recent practicable date; and

•	any other terms of such warrants.

Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

Each warrant will entitle the holder thereof to purchase such principal amount of debt securities or such number of shares of common stock or other securities at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the warrants, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such prospectus supplement. After the close of business on the expiration date, or such later date to which such expiration date may be extended by us, unexercised warrants will become void. The place or places where, and the manner in which, warrants may be exercised shall be specified in the prospectus supplement relating to such warrants. Prior to the exercise of any warrants to purchase debt securities, common stock or other securities, holders of such warrants will not have any of the rights of holders of debt securities, common stock or other securities, as the case may be, purchasable upon such exercise, including the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon such exercise or to enforce covenants in the applicable Indenture, or to receive payments of dividends, if any, on the common stock purchasable upon such exercise, or to exercise any applicable right to vote.

DESCRIPTION OF COMMON STOCK PURCHASE CONTRACTS
AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and obligating us to sell to the holders, a specified number of shares of common stock or other securities at a future date or dates, which we refer to in this prospectus as “stock purchase contracts.” The price per share of the securities and the number of shares of the securities may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as part of units consisting of a stock purchase contract and debt securities, warrants, other securities or debt obligations of third parties, including U.S. treasury securities, securing the holders’ obligations to purchase the securities under the stock purchase contracts, which we refer to herein as “stock purchase units.” The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner. The stock purchase contracts also may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or refunded on some basis.

The stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units, will be filed with the SEC in connection with the offering of stock purchase contracts or stock purchase units. The prospectus supplement relating to a particular issue of stock purchase contracts or stock purchase units will describe the terms of those stock purchase contracts or stock purchase units, including the following:

•	if applicable, a discussion of material United States federal income tax considerations; and

•	any other information we think is important about the stock purchase contracts or the stock purchase units.

BOOK — ENTRY SECURITIES

Unless otherwise specified in the applicable prospectus supplement, we will issue to investors securities, other than common stock, in the form of one or more book-entry certificates registered in the name of a depository or a nominee of a depository. Unless otherwise specified in the applicable prospectus supplement, the depository will be The Depository Trust Company, also referred to as DTC. We have been informed by DTC that its nominee will be Cede & Co. Accordingly, Cede is expected to be the initial registered holder of all securities that are issued in book-entry form.

No person that acquires a beneficial interest in securities issued in book-entry form will be entitled to receive a certificate representing those securities, except as set forth in this prospectus or in the applicable prospectus supplement. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders or beneficial owners of securities issued in book-entry form will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders or beneficial owners will refer to payments and notices to DTC or Cede, as the registered holder of such securities.

DTC has informed us that it is:

•	a limited-purpose trust company organized under New York banking laws;

•	a “banking organization” within the meaning of the New York banking laws;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the Exchange Act.

DTC has also informed us that it was created to:

•	hold securities for “participants”; and

•	facilitate the computerized settlement of securities transactions among participants through computerized electronic book-entry changes in participants’ accounts, thereby eliminating the need for the physical movement of securities certificates.

Participants have accounts with DTC and include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to the DTC system also is available to indirect participants such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Persons that are not participants or indirect participants but desire to buy, sell or otherwise transfer ownership of or interests in securities may do so only through participants and indirect participants. Under the book-entry system, beneficial owners may experience some delay in receiving payments, as payments will be forwarded by our agent to Cede, as nominee for DTC. DTC will forward these payments to its participants, which thereafter will forward them to indirect participants or beneficial owners. Beneficial owners will not be recognized by the applicable registrar, transfer agent, trustee or depositary as registered holders of the securities entitled to the benefits of the certificate, the indenture or any deposit agreement. Beneficial owners that are not participants will be permitted to exercise their rights as an owner only indirectly through participants and, if applicable, indirect participants.

Under the current rules and regulations affecting DTC, DTC will be required to make book-entry transfers of securities among participants and to receive and transmit payments to participants. Participants and indirect participants with which beneficial owners of securities have accounts are also required by these rules to make book-entry transfers and receive and transmit such payments on behalf of their respective account holders.

Because DTC can act only on behalf of participants, who in turn act only on behalf of other participants or indirect participants, and on behalf of banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities issued in book-entry form to pledge those securities to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised us that it will take any action permitted to be taken by a registered holder of any securities under the certificate, the indenture or any deposit agreement only at the direction of one or more participants to whose accounts with DTC the securities are credited.

According to DTC, the information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

Unless otherwise specified in the applicable prospectus supplement, a book-entry security will be exchangeable for definitive securities registered in the names of persons other than DTC or its nominee only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the book-entry security or DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered;

•	we execute and deliver to the applicable registrar, transfer agent, trustee and/or depositary an order complying with the requirements of the certificate, the indenture or any deposit agreement that the book-entry security will be so exchangeable; or

•	in the case of debt securities, an event of default with respect to the applicable series of debt securities has occurred and is continuing.

Any book-entry security that is exchangeable in accordance with the preceding sentence will be exchangeable for securities registered in such names as DTC directs.

If one of the events described in the immediately preceding paragraph occurs, DTC is generally required to notify all participants of the availability through DTC of definitive securities. Upon surrender by DTC of the book-entry security representing the securities and delivery of instructions for re- registration, the registrar, transfer agent, trustee or depositary, as the case may be, will reissue the securities as definitive securities. After reissuance of the securities, such persons will recognize the beneficial owners of such definitive securities as registered holders of securities.

Except as described above:

•	a book-entry security may not be transferred except as a whole book-entry security by or among DTC, a nominee of DTC and/or a successor depository appointed by us; and

•	DTC may not sell, assign or otherwise transfer any beneficial interest in a book-entry security unless the beneficial interest is in an amount equal to an authorized denomination for the securities evidenced by the book-entry security.

None of us, the trustees, any registrar and transfer agent or any depositary, or any agent of any of them, will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a book-entry security.

PLAN OF DISTRIBUTION

We may sell the offered securities in and outside the United States (1) through underwriters or dealers, (2) directly to purchasers, including our affiliates and shareholders, or in a rights offering, (3) through agents or (4) through a combination of any of these methods. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters, dealers or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price of the securities;

•	the net proceeds from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

In addition, we may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment). We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

Sale through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the securities for their own account for resale to the public. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all of the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Representatives of the underwriters through whom the offered securities are sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time.

Some or all of the securities that we offer through this prospectus may be new issues of securities with no established trading market. Any underwriters to whom we sell our securities for public offering and sale may make a market in those securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any securities that we offer.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities directly. In this case, no underwriters or agents would be involved. We may also sell the securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

We may also make direct sales through subscription rights distributed to our existing stockholders on a pro rata basis that may or may not be transferable. In any distribution of subscription rights to our stockholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or we may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

Remarketing Arrangements

Offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed.

Delayed Delivery Arrangements

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of our business.

LEGAL MATTERS

Patton Boggs LLP, Denver, Colorado, has acted as our counsel in connection with this offering, including the validity of the issuance of the securities offered under this prospectus. Attorneys employed by that law firm beneficially own approximately 50,500 shares of common stock. Attorneys employed by that law firm also own an aggregate 1.125 percent working interest in certain oil and gas leases in a project area in which we are the operator and also a working interest owner.

EXPERTS

The financial statements of Double Eagle Petroleum Co. for the fiscal years ended December 31, 2005, 2004 and 2003 appearing in our Annual Report on Forms 10-K and 10-KSB have been audited by Hein + Associates, L.L.P., independent auditors. Those financial statements are set forth in their report included in the Annual Report and incorporated in this prospectus by reference. Those financial statements are incorporated in this prospectus by reference in reliance upon those reports and upon the authority of such firm as experts in auditing and accounting.

No dealer, salesperson or any other person is authorized to give any information or make any representations in connection with this offering other than those contained in this prospectus and prospectus supplement and, if given or made, the information or representations must not be relied upon as having been authorized by us. Neither the prospectus nor the prospectus supplement constitutes an offer to sell or a solicitation of an offer to buy any security other than the securities offered by this prospectus and prospectus supplement, or an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which the offer or solicitation is not authorized or is unlawful.

Prospectus
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS AND CAUTIONARY STATEMENTS	1
ABOUT THIS PROSPECTUS	1
WHERE YOU CAN FIND MORE INFORMATION	1
DOUBLE EAGLE PETROLEUM	2
RISK FACTORS	3
RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	3
USE OF PROCEEDS	3
THE SECURITIES WE MAY OFFER	4
DESCRIPTION OF DEBT SECURITIES	4
DESCRIPTION OF CAPITAL STOCK	14
DESCRIPTION OF WARRANTS	16
DESCRIPTION OF COMMON STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS	17
BOOK-ENTRY SECURITIES	18
PLAN OF DISTRIBUTION	20
LEGAL MATTERS	22
EXPERTS	22
Prospectus Supplement
ABOUT THIS PROSPECTUS SUPPLEMENT	ii
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	ii
PROSPECTUS SUPPLEMENT SUMMARY	S-1
RISK FACTORS	S-15
USE OF PROCEEDS	S-21
CAPITALIZATION	S-22
DESCRIPTION OF SERIES A PREFERRED STOCK	S-22
DESCRIPTION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS	S-29
UNDERWRITING	S-34
LEGAL MATTERS	S-36
EXPERTS	S-36
WHERE YOU CAN FIND MORE INFORMATION	S-36
INCORPORATION BY REFERENCE	S-36

$35,000,000

DOUBLE EAGLE PETROLEUM CO.

1,400,000 Shares
9.25% Series A Cumulative Preferred Stock

PROSPECTUS
AND
PROSPECTUS SUPPLEMENT

Ferris, Baker Watts
Incorporated

June 29, 2007